EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SYMANTEC CORPORATION,

a Delaware corporation,

S-B0616 MERGER SUB, INC.,

a Delaware corporation,

and

BLUE COAT, INC.

a Delaware corporation,

Dated as of June 12, 2016

2.22	Minute Books	28

2.23	Environmental Matters	28

2.24	Brokers’ and Finders’ Fees	29

2.25	Employee Benefit Plans	29

2.26	Employment Matters	32

2.27	Tax Matters	34

2.28	Customers; Suppliers; Resellers	35

2.29	Governmental Authorizations	36

2.30	FCPA	36

2.31	Data Collection and Privacy	36

2.32	Conflict Minerals	37

2.33	Exclusivity of Representations	37

ARTICLE III REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB		38

3.1	Organization of Acquirer and Merger Sub	38

3.2	Authority	38

3.3	No Conflicts	38

3.4	No Consent	38

3.5	Stockholder Notice	39

3.6	Financing	39

3.7	Solvency	40

3.8	No Prior Merger Sub Operations	40

3.9	Legal Proceedings; Orders	40

3.10	Brokers’ Fees	40

3.11	Acquirer Common Stock	40

3.12	Independent Investigation	40

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		41

4.1	Conduct of the Business	41

4.2	Restrictions on Conduct of the Business	42

4.3	Certain Limitations	46

ARTICLE V ADDITIONAL AGREEMENTS		46

5.1	Board Recommendation, Stockholder Approval and Stockholder Notice	46

5.2	No Solicitation.	47

5.3	Confidentiality; Public Disclosure	48

5.4	Reasonable Best Efforts; Regulatory Approval	48

5.5	Third-Party Consents; Notices	50

5.6	Notices of Certain Matters	51

5.7	Access to Information	52

5.8	Expenses; Company Debt	52

5.9	Employees	53

5.10	Assumption of New Performance Stock Units and New Restricted Stock Units	54

5.11	Form S-8	54

5.12	Termination of Benefit Plans	54

5.13	Certain Closing Certificates and Documents	55

5.14	Tax Matters	56

5.15	280G Stockholder Approval	57

5.16	Debt Financing	57

5.17	Company Financial Statements	60

5.18	Director and Officer Indemnification	61

5.19	Section 16 Matters	61

5.20	Acquirer Financing Covenant	61

ARTICLE VI CONDITIONS TO THE MERGER		63

6.1	Conditions to Obligations of Each Party to Effect the Merger	63

6.2	Additional Conditions to Obligations of the Company	63

6.3	Additional Conditions to the Obligations of Acquirer	64

ARTICLE VII TERMINATION		65

7.1	Termination	65

7.2	Effect of Termination	66

ARTICLE VIII GENERAL PROVISIONS		66

8.1	Survival of Representations, Warranties and Covenants	66

8.2	Notices	66

8.3	Provision Respecting Legal Representation	67

8.4	Interpretation	68

8.5	Amendment	69

8.6	Extension; Waiver	69

8.7	Counterparts	69

8.8	Entire Agreement; Parties in Interest	70

8.9	Assignment	70

8.10	Severability	70

8.11	Remedies Cumulative; Specific Performance; Non-Recourse	71

8.12	Governing Law	72

8.13	Rules of Construction	72

8.14	WAIVER OF JURY TRIAL	72

Exhibits

Exhibit A	–	Definitions
Exhibit B	–	Form of Certificate of Merger
Exhibit C	–	Form of FIRPTA
Exhibit D	–	Form of Letter of Transmittal

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 12, 2016 (the “Agreement Date”), by and among Symantec Corporation, a Delaware corporation (“Acquirer”), S-B0616 Merger Sub, Inc., a Delaware corporation and a direct or indirect, wholly owned subsidiary of Acquirer (“Merger Sub”) and Blue Coat, Inc., a Delaware corporation (the “Company”). Certain other capitalized terms used herein are defined in Exhibit A.

RECITALS

A.	Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and Applicable Law (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a direct or indirect, wholly owned subsidiary of Acquirer.

B.	The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (i) declared this Agreement and the Merger, on the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Applicable Law and (iii) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement.

C.	The board of directors of Merger Sub has (i) declared this Agreement and the Merger, on the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the sole stockholder of Merger Sub and (ii) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger.

D.	The board of directors of Acquirer has approved this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, on the terms and subject to the conditions set forth herein, and Acquirer, as the sole stockholder of Merger Sub, shall, on the Agreement Date, immediately following execution and delivery of this Agreement, adopt this Agreement.

E.	Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, certain employees of the Company or the Subsidiaries identified on Schedule A of the Company Disclosure Letter (each, a “Named Employee”) have executed (i) an employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”), and (ii) a non-competition and non-solicitation agreement (a “Non-Competition Agreement”).

F.	Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, each Company Stockholder identified on Schedule B of the Company Disclosure Letter (the “Consenting Stockholders”) has entered into a voting and support agreement with Acquirer (the “Support Agreement”) pursuant to which, among other things, such Consenting Stockholder has agreed to vote all of its shares of Company Common Stock in favor of the adoption of this Agreement and to take certain other actions in furtherance of the Transactions.

G.	Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, certain members of management of the Company identified on Schedule C of the Company Disclosure Letter (such members of management, the “Reinvestment Stockholders”) have entered into reinvestment agreements (the “Reinvestment Agreements”) with Acquirer pursuant to which the Reinvestment Stockholders have agreed to, among other things, acquire shares of Acquirer Common Stock and/or impose limitations on Assumed Options and shares of Acquirer Common Stock issuable upon exercise of certain of their Assumed Options (any shares of Acquirer Common Stock subject to Reinvestment Agreements, the “Reinvestment Shares”).

H.	Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Bain Purchasers and certain other investors have entered into an investment agreement, in form and substance mutually agreed by the parties thereto (the “Investment Agreement”), with Acquirer pursuant to which such investors have agreed to acquire certain convertible notes, pursuant to the terms set forth therein.

I.	Immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer one or more written consents each in the form mutually agreed by the parties (a “Written Consent”) evidencing (i) the obtainment of the Company Stockholder Approval and (ii) the adoption of the 2016 Equity Incentive Plan.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Contribution and the Merger.

(a) Merger of Merger Sub into the Company. On the terms and subject to the conditions set forth herein, and in accordance with Section 251 of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (referred to herein as the “Surviving Corporation”) and as a wholly owned subsidiary of Acquirer.

(b) Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c) Closing. On the terms and subject to the conditions set forth herein, the closing of the Merger and the other Transactions, as applicable, that are intended to be consummated at or around the same time as the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041, or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. local time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived in writing in accordance with Section 8.6 (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) such other time as Acquirer and the Company agree; provided, however, that in no event shall Acquirer be obligated to consummate the Closing

(x) prior to August 1, 2016 (or, if Closing does not occur by September 15, 2016, five Business Days after delivery of Updated Financial Statements that are Compliant) or (y) between September 27, 2016 and October 4, 2016 (inclusive of such dates). The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d) Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e) Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time:

(i) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger subject to Section 5.18(a), until thereafter amended as provided by the DGCL;

(ii) the Company shall take all actions necessary to cause the Bylaws to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time subject to Section 5.18(a); and

(iii) the Company shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized Executive Officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied.

(b) Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by a duly authorized Executive Officer of the Company, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(d) has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing and (C) the resolutions of the Board (I) declaring this Agreement and the Merger, on the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with Applicable Law, (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement, (IV) approving the adoption of the 2016 Equity Incentive Plan and (V) approving the grant of the New Performance Stock Units and New Restricted Stock Units in accordance with this Agreement;

(iii) one or more Written Consents executed by such Company Stockholders as are necessary to evidence (A) the obtainment of the Company Stockholder Approval and (B) the adoption of the 2016 Equity Incentive Plan;

(iv) unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date, a true, correct and complete copy of resolutions adopted by the Board or any applicable committee thereof, certified by a duly authorized Executive Officer of the Company, authorizing the termination of the Company’s 401(k) Plan (the “401(k) Plan”) in compliance with Applicable Law;

(v) the Final Spreadsheet and a certificate executed by a duly authorized Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Final Spreadsheet is true, correct and complete as of immediately prior to the Effective Time;

(vi) the Final Company Closing Transaction Expenses Certificate and a certificate executed by a duly authorized Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Final Company Closing Transaction Expenses Certificate is true, correct and complete as of immediately prior to the Effective Time;

(vii) FIRPTA documentation in substantially the form attached hereto as Exhibit C, executed by a duly authorized Executive Officer of the Company;

(viii) the Certificate of Merger, executed by a duly authorized Executive Officer of the Company;

(ix) a payoff letter with respect to the Company Funded Debt under the Company Credit Agreement (subject to delivery of funds as arranged by Acquirer), in customary form and agreed with the administrative agent of the Company Credit Agreement, which letter shall provide for the full payoff and discharge of all such Company Funded Debt (including any Prepayment Premium or any accrued but unpaid interest, fees and other amounts payable in connection therewith as of immediately prior to the Effective Time), the termination of all commitments thereunder and all guarantees by any of the Company and the Subsidiaries relating thereto and the release by the applicable collateral agent under the Company Credit Agreement of all security interests securing such Company Funded Debt and authorizing Acquirer (or a designee of Acquirer) to file or record on behalf of such Person a UCC-3 termination statement and other applicable instruments of release or discharge; it being understood and agreed that Acquirer shall be responsible for paying at and subject to Closing all outstanding Company Funded Debt and other obligations required to be paid under such payoff letter;

(x) a notice of redemption with respect to all of the outstanding Company Notes in compliance with Section 5.16(c) and Section 5.16(d); it being understood and agreed that Acquirer shall be responsible for paying at and subject to Closing all amounts required to redeem the Company Notes in accordance with Section 5.16(d);

(xi) if requested by Acquirer under Section 5.14(c), the Form 8832 Documents; and

(xii) evidence reasonably satisfactory to Acquirer that the Tail Insurance Coverage has been obtained.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete.

1.3 Effect on Capital Stock, Options and Certain Performance Stock Units and Certain Restricted Stock Units.

(a) Treatment of Company Common Stock, Company Options, New Performance Stock Units and New Restricted Stock Units. On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder, holder of New Performance Stock Units, New Restricted Stock Units or any other Person:

(i) Company Common Stock. Each share of Company Common Stock, including any Unvested Company Shares, held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4 (and with respect to any Unvested Company Shares, in accordance with Section 1.3(a)(iv)), an amount in cash, without interest, equal to the Per Share Merger Consideration. The amount of cash each Converting Holder holding shares of Company Common Stock is entitled to receive pursuant to this Section 1.3(a)(i) for such shares of Company Common Stock shall be rounded down to the nearest cent and computed after aggregating cash amounts for all shares of Company Common Stock held by such Converting Holder.

(ii) Company Options. Each Company Option that is not an Excluded Option, whether subject to time-based vesting or performance-based vesting, vested or unvested, including any Company Option that has an exercise price per share that is equal to or greater than the Per Share Merger Consideration (such option, an “Out-Of-The-Money Option”), that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be assumed and converted by Acquirer into the right to receive the option to purchase, on substantially the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time (provided that such terms shall, other than as otherwise agreed between the applicable Continuing Employee and Acquirer in any Reinvestment Agreement, take into effect any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the Transactions), that number of whole shares of Acquirer Common Stock equal to the product (rounded down to the next whole number of shares of Acquirer Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (y) the Option Exchange Ratio (an “Assumed Option”), with the per share exercise price of such Assumed Option on a per Acquirer Common Stock share basis equal to, rounded up to the nearest cent, (A) the per share exercise price of such Company Option immediately prior to the Effective Time divided by (B) the Option Exchange Ratio. The Company shall, prior to the Closing, take or cause to be taken all actions within its power as may be reasonably required to effect the treatment of Company Options pursuant to this Section 1.3(a)(ii). Each Excluded Option, whether subject to time-based vesting or performance-based vesting, vested or unvested, that is unexpired, unexercised and outstanding at the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub, the Company or any holder thereof, shall be cancelled at the Effective Time, and in exchange therefor, each holder of such Excluded Option shall be entitled to receive, in consideration of the cancellation of such Excluded Option: an amount in cash, without interest, equal to the product of (1) the number of shares of Company Common Stock subject to such Excluded Option multiplied by (2) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Excluded Option. For the avoidance of doubt, no holder of a Company Option that is an Assumed Option shall be entitled to any payment with respect to such Company Option at the Effective Time. At the Effective Time, any Excluded Option that is an Out-Of-The-Money Option shall be cancelled with no consideration therefor.

(iii) New Performance Stock Units and New Restricted Stock Units. Each New Performance Stock Unit and New Restricted Stock Unit issued as contemplated by Section 5.9(d) that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be assumed and converted by Acquirer in accordance with Section 5.10. As set forth in Section 5.10, each assumed New Performance Stock Unit and New Restricted Stock Unit that immediately prior to the Effective Time was not fully vested shall be subject to the same vesting arrangements that were applicable to such New Performance Stock Unit or New Restricted Stock Unit, as the case may be, immediately prior to or at the Effective Time, and no vesting acceleration shall occur by reason of the Merger.

(iv) Unvested Company Shares. The payment of cash pursuant to Section 1.3(a)(i) in exchange for Unvested Company Shares shall be subject to the same restrictions and vesting arrangements that were applicable to such Unvested Company Shares on or immediately prior to the Agreement Date (or, in the case of any Unvested Company Shares issued after the Agreement Date or any modification to any Unvested Company Shares issued on or prior to the Agreement Date, such restrictions and vesting arrangements as agreed by Acquirer (such agreement not to be unreasonably withheld, conditioned or delayed)) (provided that such terms shall, other than as otherwise agreed between the applicable Continuing Employee and Acquirer in any applicable Offer Letter or Reinvestment Agreement, take into effect any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the Transactions). Accordingly, cash otherwise payable or issuable pursuant to Section 1.3(a)(i) in exchange for the Unvested Company Shares issued and outstanding immediately prior to the Effective Time (“Unvested Consideration”) shall be retained by Acquirer and shall not be payable by Acquirer at the Effective Time, and shall instead become payable by Acquirer on, and only upon the occurrence of the date that such Unvested Company Shares would have become vested under the vesting schedule in place for such shares immediately prior to or at the Effective Time (subject to the restrictions and other terms of such vesting schedule and giving effect to any agreement between the applicable Continuing Employee and Acquirer in any applicable Offer Letter or any acceleration and/or vesting protections not waived pursuant to such Offer Letter). Acquirer will make all such required payments to holders of Unvested Consideration no later than the last day of the calendar month in which such Unvested Consideration would have become vested under the original vesting schedule and in its discretion may make such payments through a paying agent authorized by Acquirer to administer such payments on Acquirer’s behalf. All amounts payable pursuant to this Section 1.3(a)(iv) shall be subject to any required payroll and income tax withholding and shall be paid without interest. A portion of such newly vested cash so distributed may be treated as imputed interest for federal income tax purposes to the extent required under the Code and the regulations thereunder. All outstanding rights to repurchase Unvested Company Shares that the Company may hold or similar restrictions in the Company’s favor immediately prior to the Effective Time (all such rights, “Repurchase Rights”) shall, to the extent assignable by the Company without consent, be automatically assigned to Acquirer in the Merger without any further action and shall thereafter be exercisable by Acquirer upon the same terms and subject to the same conditions that were in effect immediately prior to the Effective Time (as such may be amended pursuant to the terms of an Offer Letter, as applicable), except that Repurchase Rights may be exercised by Acquirer retaining the Unvested Consideration into which such Unvested Company Shares have been converted and paying to the former holder thereof the repurchase price in effect for each such share subject to that Repurchase Right immediately prior to the Effective Time. No Unvested Consideration, or right thereto, may be pledged, encumbered, sold, assigned or transferred

(including any transfer by operation of law), by any Person, other than Acquirer, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Unvested Consideration in accordance with this Agreement.

(b) Treatment of Company Common Stock Owned by the Company. At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c) Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted, shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock, will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Common Stock occurring on or after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e) Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer (i) reasonably prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL and received by the Company and (ii) the exclusive right to conduct all negotiations and proceedings with respect to such demands under the DGCL. The Company shall not, except with the prior written consent of Acquirer (which shall be granted or withheld in Acquirer’s sole discretion), or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. The payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(e) and under the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights under the DGCL by any other Company Stockholder.

(f) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger or the other Transactions.

1.4 Payment Procedures.

(a) Surrender of Certificates.

(i) As soon as reasonably practicable after the Closing Date, to the extent not previously delivered, Acquirer shall mail or deliver, or cause to be mailed or delivered, a letter of transmittal in the form attached hereto as Exhibit D, together with instructions for use thereof (the “Letter of Transmittal”), to every holder of record of Company Common Stock that was issued and outstanding immediately prior to the Effective Time. The Letter of Transmittal shall specify that delivery of the certificates, if any, that immediately prior to the Effective Time represented issued and outstanding Company Common Stock (the “Certificates”) shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by Paying Agent on behalf of Acquirer (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 1.4(a)(v)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such shares of Company Common Stock.

(ii) On the Closing Date, Acquirer shall cause to be deposited with U.S. Bank National Association or other bank or trust company as Acquirer and the Company may mutually choose (the “Paying Agent”) the portion of the Merger Consideration payable to Company Stockholders pursuant to Section 1.3(a)(i) in respect of their shares of Company Common Stock, subject to Section 1.3(a)(iv) and Section 1.4(b).

(iii) As soon as reasonably practicable after the date of delivery to the Paying Agent of (x) if such shares of Company Common Stock are certificated, a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby or (y) if such shares of Company Common Stock are not certificated, a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of each share of Company Common Stock shall be entitled to receive, subject to Section 1.3(a)(iv) and Section 1.4(b), the amount of cash that such holder has the right to receive pursuant to Section 1.3(a)(i) in respect of such share of Company Common Stock and (B) if shares are certificated, such Certificate shall be cancelled.

(iv) Upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying Agent, subject to Section 1.3(a)(iv) and Section 1.4(b), to pay to each Converting Holder by check or wire transfer of same-day funds the aggregate amount of cash payable to such Converting Holder pursuant to Section 1.3(a)(i) other than in respect of Dissenting Shares to holders thereof, as promptly as practicable following the submission of a Certificate, if such shares of Company Common Stock are certificated, to the Paying Agent and a properly completed and duly executed Letter of Transmittal by each Converting Holder in accordance with this Section 1.4.

(v) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer or the Paying Agent, the making of any indemnity reasonably satisfactory to

Acquirer or the posting by such Person of a bond in such reasonable amounts as Acquirer or the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such document, the Paying Agent will pay in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable pursuant to Section 1.3(a)(i) in respect of their shares of Company Common Stock, subject to Section 1.3(a)(iv) and Section 1.4(b).

(b) Payment to Reinvestment Stockholders and Certain Noteholders.

(i) Notwithstanding anything to the contrary in the other provisions of this Article I, with respect to each Reinvestment Stockholder, Acquirer shall cause such holder’s applicable portion of the Merger Consideration payable in cash pursuant to Section 1.3(a)(i) to be reduced by an amount equal to such holder’s Cash Reinvestment Portion and paid to Acquirer in consideration for the Acquirer Common Stock in accordance with the terms of the Reinvestment Agreement.

(ii) Notwithstanding anything to the contrary in the other provisions of this Article I, with respect to the Bain Purchasers and any other Company Securityholder holding Investor Shares or Other Investor Shares (each as defined in the Bain Stockholders Agreement) (collectively, the “Noteholders”) that, directly or indirectly, will acquire convertible notes of Acquirer as described in the Investment Agreement, Acquirer shall be permitted to, at its election, set-off the Purchase Price (as defined in the Investment Agreement and as such amount may be reduced by amounts directly funded by the Bain Purchasers or their assignees set forth in a schedule delivered by the Bain Purchasers at least three Business Days prior to the proposed Closing Date (such assignees, the “Permitted Assignees”)) in respect of the Purchase Price) payable by the Bain Purchasers or their Permitted Assignees pursuant to Section 2.01 of the Investment Agreement against the Noteholders’ applicable portion of the Merger Consideration payable in cash pursuant to Section 1.3(a)(i). It is expressly understood that the Noteholders may purchase the convertible notes pursuant to the Investment Agreement through one or more investment vehicles and that any amounts set-off from the Noteholders portion of the Merger Consideration hereunder shall be deemed to have been received by such Noteholders and invested though such investment vehicles and that the set-off is done for convenience purposes only.

(c) Transfers of Ownership. If any cash amount payable pursuant to Section 1.3(a)(i) is to be paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Certificate shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(d) No Liability. Notwithstanding anything to the contrary in this Section 1.4, neither the Paying Agent nor any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(e) Unclaimed Consideration. Each holder of shares of Company Common Stock who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable pursuant to Section 1.3(a) in respect of such shares. Any portion of the Merger Consideration deposited by Acquirer in accordance with Section 1.4(a)(ii) which remains undistributed to the holders of shares of Company Common Stock on the first anniversary of the Closing Date shall be delivered to Acquirer, upon demand.

1.5 No Further Ownership Rights in the Company Common Stock. The applicable portion of the Merger Consideration paid or payable following the surrender for exchange of the shares of Company Common Stock in accordance with this Agreement shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or document is presented to the Surviving Corporation for any reason, such Certificate, document or instrument (and the related shares of Company Common Stock) shall be cancelled and exchanged as provided in this Article I.

1.6 Tax Consequences. Neither Acquirer nor Merger Sub makes any representations or warranties or provides any indemnities to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.

1.7 Certain Taxes. Subject to Section 1.4(e), all transfer, property, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest and all applicable conveyance fees, recording charges and other similar fees and charges) (collectively, “Transfer Taxes”) incurred in connection with or arising out of this Agreement or the Transactions shall be paid 50% by Acquirer and 50% by the Company, with the Company’s portion deemed to be Transaction Expenses.

1.8 Withholding Rights. Each of Acquirer, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, such amounts as Acquirer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Tax Applicable Law; provided that if any such withholding or deduction is required due to Tax Applicable Law, the applicable withholding agent shall promptly notify in writing the Company of such requirement under Applicable Law, but in no event less than three Business Days prior to the Closing Date (or if such payment subject to withholding or deduction is made after the Closing Date, at least three Business Days prior to when such payment is due), and the parties shall work together in good faith to minimize such deduction or withholding in a manner consistent with Tax Applicable Law and provided further that the preceding proviso shall not apply to any deduction or withholding in connection with compensatory payments. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made.

1.9 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed (x) in the disclosure schedule dated as of the Agreement Date and delivered herewith by the Company to Acquirer (the “Company Disclosure Letter”) corresponding to the applicable Section and subsection or clause of this Article II (or disclosed in any other section, subsection or clause of the Company Disclosure Letter; provided, however, that it is reasonably apparent that such disclosure is responsive to such other section, subsection or clause) or (y) in the Registration Statement (provided, however, that in the case of clause (y), any information contained in such Registration Statement shall only be deemed to be an exception to, or, as applicable, disclosure for the purposes of the Company’s representations and warranties set forth in Article II (other than the representations and warranties in Section 2.1(a), Section 2.2 and Section 2.6(a), which shall not in any way be qualified by any information in the Registration Statement) if and to the extent such information is factual in nature and if the relevance of such item as an exception to, or, as applicable, disclosure for purposes of, a section of this Agreement is reasonably apparent on its face and in no event shall any cautionary or predictive statements disclosure contained in the “Risk Factors” section thereof or any similar forward-looking statements contained elsewhere therein be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Article II), the Company hereby represents and warrants to each of Acquirer and Merger Sub as follows:

2.1 Organization of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on the Business. The Company has made available an accurate and complete copy of the Company’s Organizational Documents, each as amended and in full force and effect as of the Agreement Date. The Company is not in violation of its Organizational Documents in any material respect.

(b) The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. Schedule 2.1(b) of the Company Disclosure Letter lists every state or foreign jurisdiction in which the Company or the Subsidiaries has facilities, maintains an office, branch or permanent establishment or has a current Employee, agent, consultant or contractor. Neither the Company nor its predecessors has conducted any business under or otherwise used for any purpose in any jurisdiction any fictitious name, assumed name, “d/b/a”, trade name or other name.

2.2 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and each of the Transaction Documents to which it is or will be a party and, assuming receipt of the Company Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. The approval of the Board has been properly obtained and it constitutes all of the necessary action or authorization on the part of the Board for the authorization, execution, delivery and performance of this Agreement and the Transaction Documents by the Company and the consummation by the Company of the Merger and the other Transactions. The affirmative votes of the holders of a majority of the outstanding shares of Company Common Stock to adopt this Agreement in accordance with Applicable Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption (collectively, the “Company Stockholder Approval”) are the only votes, consents and approvals required of the holders of Company Capital Stock for the authorization, execution, delivery and performance of this Agreement and the Transaction Documents by the Company and the consummation by the Company of the Merger.

(b) This Agreement and each of the Signing Date Transaction Documents to which the Company is a party has been, and each of the Transaction Documents to which the Company is a party will be at the Closing, duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of the Transaction Documents they will at Closing constitute, valid, legal and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to Applicable Law affecting the enforcement of creditors’ rights generally and limited by general principles of equity (the “Enforceability Exceptions”); provided, however, that the Certificate of Merger will not be effective until the Effective Time.

2.3 No Conflicts. The execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which the Company is a party do not and will not, and the consummation of the Transactions will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation, right, benefit or loss of any benefit under, or result in the imposition or creation of any Encumbrance (other than Permitted Encumbrances) upon any of the Company’s or any of the Subsidiaries’ properties or assets (tangible or intangible), under (a) any provision of the Organizational Documents of the Company or any of the Subsidiaries, (b) any Material Contract, (c) any Company Authorization or (d) any Applicable Law, other than, in the case of clauses (b), (c) or (d), as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

2.4 Consents.

(a) Other than as would not be material to the Company and the Subsidiaries, taken as a whole, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Entity or under Applicable Law is required by, or with respect to, the Company or any of the Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which the Company is a party or the consummation by the Company and the Subsidiaries of the Transactions, except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under the HSR Act and any other applicable Antitrust Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iii) the Stockholder Notice required by the DGCL and the Company Organizational Documents.

(b) Schedule 2.4(b) of the Company Disclosure Letter sets forth all notices to, and all consents, waivers and approvals of, parties to any Material Contract to which the Company or any of the Subsidiaries is a party or by which they or their properties are bound that are required thereunder in connection with the Transactions for any such Material Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time so as to preserve all rights of, and benefits to, the Company and the Subsidiaries, as the case may be, under such Material Contract from and after the Effective Time.

2.5 Subsidiaries.

(a) Except for the Persons set forth on Schedule 2.5(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of or any other equity or ownership interest in, directly or indirectly, any other Person, and neither the Company nor any of the Subsidiaries is, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business arrangement. Each Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of formation. Each Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent applicable) as a foreign organization in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such other jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. The Company has made available an accurate and complete copy of each Subsidiary’s Organizational Documents, each as amended and in full force and effect as of the Agreement Date. None of the Subsidiaries has violated its Organizational Documents in any material respect. Schedule 2.5(a) of the Company Disclosure Letter lists, with respect to each Subsidiary, its place and form of organization.

(b) Subsidiary Capitalization.

(i) The authorized capitalization of each Subsidiary that is not wholly owned, directly or indirectly, by the Company, including the identity of each holder of any outstanding Equity Interest therein, is set forth on Schedule 2.5(b)(i) of the Company Disclosure Letter.

(ii) All of the outstanding capital stock of, or other equity or ownership interest in, each Subsidiary is owned by the Company, directly or indirectly, free and clear of any Encumbrance (other than Permitted Encumbrances) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or ownership interests).

(iii) There are no outstanding (i) Equity Interests or securities of any of the Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock or other voting securities or equity or ownership interests in any of the Subsidiaries (“Subsidiary Securities”) or (ii) Security Rights for any Subsidiary Securities. There are no outstanding obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. All of the outstanding Subsidiary Securities have been duly authorized and are validly issued, fully paid and non-assessable. The Company does not directly or indirectly own any Equity Interests in any Person, other than the Subsidiaries listed in Schedule 2.5(b)(i) of the Company Disclosure Letter.

2.6 Company Capital Structure.

(a) The authorized capital stock of the Company consists of150,000,000 shares of Company Common Stock, of which 91,200,392.52 shares are issued and outstanding as of the Agreement Date, of which 2,528,000 shares have been issued as Company Restricted Stock as of the Agreement Date pursuant to the Company Stock Plan. The Company does not have any other shares of capital stock or any other equity or ownership interests of any kind authorized, designated, issued or outstanding as of the Agreement Date. As of the Agreement Date, the Company Capital Stock is held of record and, to the Company’s knowledge, beneficially by the Persons and in the amounts and, to the extent certificated, represented by the certificates set forth on Schedule 2.6(a) of the Company Disclosure Letter.

(b) All outstanding shares of Company Capital Stock (i) have been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights or similar rights created by statute, the Company’s Organizational Documents or any Contract to which the Company is a party, and (ii) have been offered, sold, issued and delivered by the Company in all material respects in compliance with the terms of any applicable Contract to which the Company is a party, the Organizational Documents of the Company and all Applicable Laws. Except as provided in the Company’s Organizational Documents, no dividends or other distributions with respect to any shares of Company Capital Stock or any Subsidiary Securities have ever been made, declared or accrued.

(c) Except for the Company Stock Plan, neither the Company nor any of the Subsidiaries sponsors or maintains any stock option plan or any other plan or Contract providing for equity compensation to any Person. The Company Stock Plan has been duly authorized, approved and adopted by the Board and the Company Stockholders and are in full force and effect. The Company has reserved for issuance to Employees of and consultants to the Company and the Subsidiaries 16,968,402.14 shares of Company Common Stock under the Company Stock Plan, of which Company Options to purchase 13,481,101.14 shares of Company Common Stock have been granted and are outstanding as of the Agreement Date pursuant to the Company Stock Plan. Schedule 2.6(c) of the Company Disclosure Letter sets forth for each outstanding Company Option and award of Company Restricted Stock as of the Agreement Date, the name of the holder of such option or award, the date of grant or issuance of such option or award, the number of shares of Company Common Stock subject to such option or award, the exercise price of such option or the amount payable by the recipient with respect to any such award, the vesting commencement date, the vesting schedule for such option or award, the number of such shares that are vested or unvested, whether and to what extent the vesting of such option or award will be accelerated as a result of the Transactions and whether such Company Option is or is not an incentive stock option as defined in Section 422 of the Code. Each Company Option has an exercise price that equals or exceeds the fair market value of a share of Company Common Stock as of the date of grant of such Company Option (and as of any later modification thereof within the meaning of Section 409A of the Code). With respect to each Company Option, each such grant was made in accordance with the terms of the applicable Company Stock Plan and in all material respects with all Applicable Laws. All shares of Company Common Stock subject to issuance under the Company Stock Plan, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. True, correct and complete copies of the Company Stock Plan, and all forms of agreements and agreements that deviate from the forms in any material respect issued under the Company Stock Plan have been provided to Acquirer, and, except as otherwise contemplated pursuant to this Agreement, there are no agreements, understandings or commitments to amend, modify or supplement such forms in any case from those provided to Acquirer.

(i) The Company has no outstanding warrants to purchase shares of Company Capital Stock.

(ii) Except for the Company Common Stock, the Company Options and the Company Restricted Stock, there are no outstanding authorized, issued or outstanding Equity Interests of the Company or any Subsidiary or Security Rights for any Company Common Stock, whether or not currently exercisable, and none of the Company or any of the Subsidiaries has or is bound by any (A) promise or commitment to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any Subsidiary or (B) obligation to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any Security Right for or related to any Equity Interests of the Company or any Subsidiary. There is no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any of the Subsidiaries.

(d) There are no (i) voting trusts, proxies or other Contracts or understandings with respect to the voting of any Equity Interests of the Company or any Subsidiary to which the Company or any of the Subsidiaries is a party, by which the Company or any of the Subsidiaries is bound, or which exist to the Company’s knowledge as of the Agreement Date or (ii) Contracts or understandings to which the Company or any of the Subsidiaries is a party, by which the Company or any of the Subsidiaries is bound, or which exist to the Company’s knowledge as of the Agreement Date relating to the registration or imposing restrictions on the transfer or requirements to transfer such securities (including Contracts relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Equity Interests of the Company or any Subsidiary.

(e) As of the Closing, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Options, New Performance Stock Units or New Restricted Stock Units owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company and (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock, Company Options, New Performance Stock Units, New Restricted Stock Units or any other Equity Interests of the Company. For purposes of clarity, no representations or warranties are being made with respect to the New Performance Stock Units or New Restricted Stock Units other than as set forth in this Section 2.6(e).

2.7 Company Financial Statements and Internal Controls.

(a) Schedule 2.7(a) of the Company Disclosure Letter sets forth (i) the audited consolidated balance sheets of the Company and the Subsidiaries as of April 30, 2012, April 30, 2013, April 30, 2014, and April 30, 2015, and the related audited consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of the Company and the Subsidiaries for the stub period from February 15, 2012 through April 30, 2012 and the fiscal years ended, April 30, 2013, April 30, 2014, and April 30, 2015, (ii) the audited consolidated balance sheet of the Company and the Subsidiaries as of May 22, 2015, and the related audited consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of the Company and the Subsidiaries for the stub period from May 1, 2015 through May 22, 2015 and (iii) the audited consolidated balance sheet of the Company and the Subsidiaries as of April 30, 2016 (the “Company Balance Sheet”), and the related audited consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of the Company and the Subsidiaries for the stub period from May 23, 2015 through April 30, 2016 (the “Most Recent Balance Sheet Date”) (the financial statements referred to in items (i) through (iii) and the Updated Financial Statements (if any), collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared (to the extent prepared prior to the Agreement Date) in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other, except for the absence of footnotes and subject to normal year-end adjustments in the case of the unaudited Company Financial Statements. The Company Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the Subsidiaries as of the dates and for the periods indicated therein, subject, in the case of the unaudited interim Company Financial Statements, to normal year-end adjustments and the absence of footnotes. The Company’s revenue recognition policy is consistent with GAAP.

(b) The Company and the Subsidiaries have established and maintain, adhere to and enforce a system of internal accounting controls which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Company Financial Statements, in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of the Company and the

Subsidiaries and (ii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries. The Company has not identified or been given written (or to the Company’s knowledge, verbal) notice of any claim or allegation regarding (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or the Subsidiaries which would require a restatement of the financial statements or (B) to the knowledge of the Company, any fraud that involves the management of the Company or the Subsidiaries who have a role in the preparation of Company Financial Statements or the internal accounting controls utilized by the Company and the Subsidiaries.

(c) As of the submission date of the Registration Statement (or, if amended prior to the Agreement Date and provided that a copy of such amendment has been promptly furnished to Acquirer (an “Amendment”), as of the date of the filing of such Amendment), such Registration Statement (including any Amendments thereto) complies as to form in all material respects with the requirements of the Securities Act and does not contain any untrue statement of material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.8 Liabilities.

(a) Other than Liabilities (i) recorded or reserved against on the Company Balance Sheet, (ii) incurred since the Most Recent Balance Sheet Date in the ordinary course of business, consistent with past practice and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law or (iii) those incurred by the Company in connection with the Transactions, the Company and the Subsidiaries do not have any material debts, liabilities, demands or obligations required to be set forth on a balance sheet prepared in accordance with GAAP. Neither the Company nor any of the Subsidiaries has any “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

(b) Schedule 2.8(b) of the Company Disclosure Letter lists:

(i) each item of Company Debt in excess of $500,000 of the Company and any of the Subsidiaries (other than intercompany indebtedness) and sets forth each Contract in effect with respect thereto ; and

(ii) each material Encumbrance (other than Permitted Encumbrances) to which the Company, any of the Subsidiaries or any of their respective properties, assets or undertakings is subject or bound and each Contract with respect thereto.

(c) Neither the Company nor any of the Subsidiaries has, at any time: (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, (iv) admitted in writing its inability to pay its debts as they become due or (v) been convicted of, or pleaded guilty or no contest to, any felony. Neither the Company nor any of the Subsidiaries is insolvent.

2.9 Absence of Certain Changes. Since the Most Recent Balance Sheet Date (a) the Company and each Subsidiary has conducted the Business in all material respects only in the ordinary course of business consistent with past practice and (b) through and including the Agreement Date, there has not been, occurred or arisen any:

(a) amendments or changes to the Organizational Documents of the Company or of any of the Subsidiaries;

(b) capital expenditure or capital commitment by the Company or any of the Subsidiaries in any amount in excess of $500,000 in any individual case or $2,500,000 in the aggregate or acquisition of any Person or other business enterprise or division thereof (whether by merger, consolidation, sale of stock, sale of assets or otherwise) or acquisition of any material assets except for acquisitions of inventory in the ordinary course of business consistent with past practices;

(c) payment, discharge or satisfaction (i) of any material Liability to any Person who is an Employee or Company Securityholder (other than any (A) compensation or benefits, or reimbursement of reasonable costs or expenses, paid or payable to an Employee (x) in the ordinary course of business consistent with past practice and for such Person’s services as an employee (so long as not a special bonus or other compensation granted or paid in connection with the Transactions unless such bonus or compensation is included as a “Transaction Expense”) or (y) pursuant to agreements made available to Acquirer and Merger Sub prior to the date hereof (including the Management Agreement), and (B) payment of intercompany debt or (ii) in any amount in excess of $500,000 in any individual case or $2,500,000 in the aggregate, of any claim or Liability (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company or any of the Subsidiaries), other than payments, discharges or satisfactions in the ordinary course of business and consistent with past practices;

(d) destruction of, damage to or loss of any material assets of the Company or any of the Subsidiaries (whether or not covered by insurance), or non-renewal of a license for a Company Product by any Large Reseller or Large Customer;

(e) work stoppage, labor strike or other comparable labor trouble, or any material action, suit, claim, demand, or labor dispute relating to any labor, employment and/or safety matter involving the Company or any of the Subsidiaries, including material charges of wrongful dismissal or discharge, discrimination, wage and hour violations, or other material unlawful labor and/or employment practices or actions;

(f) material change in accounting methods or practices (including (i) any change in depreciation or amortization policies or rates or (ii) by accelerating any accounts receivable or extending any accounts payable by the Company or any of the Subsidiaries), except as required by changes in GAAP;

(g) revaluation by the Company or any of the Subsidiaries of any of their assets, including the writing down of the value of inventory or writing off of notes or accounts receivable, except in the ordinary course of business consistent with past practice or required by changes in GAAP;

(h) (i) declaration, distribution, dividend, split, combination or reclassification of any Equity Interests of the Company or any Subsidiary, or issuance or authorization of the issuance of any Equity Interests of the Company or any Subsidiary (other than the issuance of Company Common Stock upon the exercise of Company Options outstanding on the Agreement Date pursuant to their terms) or any Security Rights in respect of, in lieu of or in substitution for, any of the foregoing or (ii) any repurchase, redemption or other acquisition of, directly or indirectly, any of the Equity Interests of the Company except for Permitted Issuances;

(i) (i) repricing of any right to acquire Equity Interests of the Company or any Subsidiary or any amendment or acceleration or waiver of any vesting terms related to any award of, or award with respect to, any Equity Interests of the Company or any Subsidiary held by any Employees, consultants, contractors, or advisors of the Company or any of the Subsidiaries or (ii) declaration, payment, commitment, approval of, or undertaking of an obligation of any other kind for the payment by the Company or any of the Subsidiaries of a bonus, commission or other additional salary, compensation or employee benefits to any such Person (including under any profit sharing, management by objectives, incentive, gainsharing, competency or performance plan) not reserved for on the Company Balance Sheet;

(j) Employee terminations which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”);

(k) grant of material severance, retention, termination or other similar pay or benefits to any Employee, consultant or contractor or entering into any Contract with respect thereto; or, except as required by Applicable Law, adoption or amendment of any Company Employee Plan, Change in Control Agreement, acceleration or severance plan;

(l) sale, lease, license or other disposition of any assets or properties of the Company or any of the Subsidiaries, or creation of any Encumbrance (other than Permitted Encumbrances) on such assets or properties, except sales or non-exclusive licenses of Company Products in the ordinary course of business and consistent with past practice and in each case, other than as would not reasonably be expected to be material to the Company and the Subsidiaries taken as a whole;

(m) extension of a loan or advance by the Company or any of the Subsidiaries to any Person (other than intercompany indebtedness), incurrence by the Company or any of the Subsidiaries of any material Company Debt (other than borrowings in the ordinary course of business under the revolving facility under the Company Credit Agreement), repayment of (other than scheduled amortization payments and mandatory prepayments and mandatory offers to purchase), or amendment of the terms of any material Company Debt, guarantee by the Company or any of the Subsidiaries of any material Company Debt, issuance or sale of any debt securities of the Company or any of the Subsidiaries or purchase of or guaranteeing of any debt securities of others, except for advances to Employees for travel and business expenses in the ordinary course of business and consistent with past practice;

(n) waiver or release of any material right or claim of the Company or any of the Subsidiaries, including any write-off or other compromise of any material account receivable of the Company or any of the Subsidiaries, except in the ordinary course of business and consistent with past practice;

(o) commencement or written notice of commencement by any Governmental Entity of any lawsuit, claim or proceeding against or, to the Company’s knowledge, investigation by any Governmental Entity of the Company or any of the Subsidiaries or their affairs, or commencement of any litigation by the Company or any of the Subsidiaries, or settlement of any lawsuit, claim, proceeding or investigation (regardless of the party initiating the same);

(p) (i) transfer or sale by the Company or any of the Subsidiaries to any Third Person of any Company Intellectual Property or the entering into of any license agreement (other than non-exclusive license agreements entered into by the Company or any of the Subsidiaries in the ordinary course of business consistent with past practices that do not include any rights with respect to source code), distribution or reseller agreement (other than non-exclusive distribution or reseller agreements entered into by the Company or any of the Subsidiaries substantially on the Company’s Standard Form Agreements), security agreement, assignment or other conveyance, or option for any of the foregoing, with respect to the Company Intellectual Property with any Third Person, (ii) purchase or other acquisition from a Third Person of ownership in any Intellectual Property Rights or Technology, or the entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance, or option for any of the foregoing, with respect to the Intellectual Property Rights or Technology of any Third Person (other than licenses for Open Source Technology, commercially available software, or Shrink Wrap Code), (iii) material change in pricing or royalties set or charged by the Company or any of the Subsidiaries to its customers or licensees or in pricing or royalties set or charged by Third Persons who have licensed Intellectual Property Rights or Technology to the Company or any of the Subsidiaries (other than licenses for Open Source Technology, commercially available software, or Shrink Wrap Code) or (iv) entering into, or amendment of, any Contract with respect to the development of any material Intellectual Property Rights or Technology by a Third Person (other than agreements with Employees) on behalf of the Company or any of the Subsidiaries, in each case other than as would not reasonably be expected to be material to the Company and the Subsidiaries taken as a whole;

(q) entering into of any Contract, or modification of any Contract, pursuant to which any Third Person was granted development, manufacturing or similar rights of any type or scope with respect to any Company Products;

(r) to the knowledge of the Company, security breaches or cyber-attacks against the Company or the Subsidiaries or its facilities that are material to the Company and the Subsidiaries, taken as a whole;

(s) Changes of any character that, individually or in the aggregate, has had a Material Adverse Effect;

(t) acquisition of, or entering into of any Contract for the acquisition of, by merger or consolidation with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or any other assets that are material, individually or in the aggregate, to the Company or the Business; or

(u) Contract by the Company or any of the Subsidiaries to do any of the things described in the preceding clauses (a) through (t) (other than negotiations with Acquirer and its representatives regarding the Transactions).

2.10 Accounts Receivable; Bank Accounts. All of the accounts receivable of the Company and the Subsidiaries reflected on the Company Balance Sheet represent bona fide transactions that arose in the ordinary course of business. No Person has any Encumbrance (other than Permitted Encumbrances) on any such account receivable. Set forth on Schedule 2.10 of the Company Disclosure Letter is a description of each account maintained by or for the benefit of the Company or any of the Subsidiaries at any bank or other financial institution, including the authorized signatories of each account. There are no outstanding powers of attorney executed on behalf of the Company or any of the Subsidiaries.

2.11 Restrictions on Business Activities. There is no Contract or Order, to which the Company or any of the Subsidiaries is a party, subject or otherwise bound, that would reasonably be expected to prohibit, impair or otherwise materially limit (a) any acquisition of property (tangible or intangible) by the Company or any of the Subsidiaries or (b) the freedom of the Company or any of the Subsidiaries to engage in any line of business or to compete or do business with any Person, in each case, other than as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, neither the Company nor any of the Subsidiaries is a party to, is subject to, or is otherwise bound under any Contract under which the Company or any of the Subsidiaries (i) is restricted from selling, licensing, manufacturing or otherwise distributing or using any of its Intellectual Property Rights, technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, for any period of time, or in any segment of the market or (ii) grants any Third Person exclusive rights to sell, license, manufacture or otherwise distribute or use any of the Company Products in any geographic area or with respect to any customers or potential customers or any class of customers for any period of time or in any segment of the market.

2.12 Real Property; Leases.

(a) Neither the Company nor any of the Subsidiaries own any real property, nor has the Company or any of the Subsidiaries ever owned any real property. Schedule 2.12(a) of the Company Disclosure Letter sets forth a list of all real property in excess of 2,500 rentable square feet per location currently leased, subleased or licensed by or from the Company or any of the Subsidiaries (the “Company Real Property”) together with all leases, subleases and other Contracts pursuant to which the Company or any of the Subsidiaries derives its rights in the Company Real Property as of the date hereof (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each material amendment thereto. The Company has made available accurate and complete copies of all Leases.

(b) The Leases are valid, binding and enforceable, and there does not exist under any such Lease any material default by the Company or any of the Subsidiaries or, to the Company’s knowledge, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a material default by the Company or any of the Subsidiaries or, to the Company’s knowledge, by any other Person. As of the date hereof, no written notice or Contract to terminate any Lease has been served on the Company or any of the Subsidiaries, or entered into by any Person with respect thereto. To the Company’s knowledge, there are no restrictions affecting the Company Real Property or the Leases that would reasonably be expected to interfere to any material extent with the continued use and occupancy by the Company and the Subsidiaries of the Company Real Property for the Company’s business.

(c) The Company or one of the Subsidiaries is the holder of the tenant’s interest under the Leases and has not assigned the Leases or subleased all or any portion of the premises leased thereunder or otherwise granted any right to use or occupy the Company Real Property, except as set forth on Schedule 2.12(c) of the Company Disclosure Letter.

2.13 Assets; Absence of Encumbrances.

(a) The Company and each of the Subsidiaries has good and valid title to, or, in the case of Company Real Property and leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances (other than Permitted Encumbrances), except as reflected in the Company Balance Sheet.

(b) All material machinery, equipment, vehicles, and other personal properties owned or leased by the Company or any of the Subsidiaries are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used and not in need of replacement.

(c) Notwithstanding the foregoing, the representations in this Section 2.13 shall not apply to any Intellectual Property Rights, which are covered in Section 2.14 below.

2.14 Intellectual Property.

(a) Company Products. Schedule 2.14(a) of the Company Disclosure Letter lists by name all Company Products.

(b) Registered Intellectual Property. Schedule 2.14(b) of the Company Disclosure Letter sets forth as of the date hereof a list of (i) all Company Registered Intellectual Property and, for each item of Company Registered Intellectual Property (x) the application or registration number, (y) filing date and (z) applicable filing jurisdiction, (ii) any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any of the Subsidiaries is a party and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered Intellectual Property (other than ordinary course proceedings and actions before the United States Patent and Trademark Office or equivalent authority related to the issuance and registration of Registered Intellectual Property) and (iii) any actions that must be taken by the Company or any of the Subsidiaries within 90 days of the date hereof with respect to any of the foregoing, including the payment of any application, registration, maintenance or renewal fees or the filing of any documents, applications or certificates. With respect to each item of Company Registered Intellectual Property: (A) all necessary application, registration, maintenance and renewal fees have been timely paid to, and, to the Company’s knowledge, all necessary documents and certificates have been timely filed with, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property, (B) each such item is currently in compliance with formal legal requirements and (C) each such item is sustaining, and except with respect to applications, to the Company’s knowledge, valid and enforceable. There are no facts of which the Company is aware, including any information or facts that would constitute prior art, that would render any of the issued Company Registered Intellectual Property invalid or unenforceable, or would affect any pending application for any Company Registered Intellectual Property. Neither the Company nor any of the Subsidiaries have misrepresented, or failed to disclose, any facts in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application of any Company Registered Intellectual Property.

(c) Transferability of Intellectual Property. Except as set forth on Schedule 2.14(c) of the Company Disclosure Letter, all Company Intellectual Property is fully transferable, alienable and licensable by the Company without restriction and without payment of any kind to any third party.

(d) Title to Intellectual Property. The Company or a Subsidiary thereof is the sole and exclusive owner of each item of Company Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances). The Company and the Subsidiaries have the sole and exclusive right to bring a claim or suit against a third party for past, present or future infringement or misappropriation of the Company Intellectual Property. Since December 8, 2011, neither the Company nor any of the Subsidiaries has transferred to any Third Person ownership of any Company Intellectual Property that is or, as of the time of such transfer, was material to the Company or any Subsidiary. All Company Intellectual Property produced, created, invented or developed by the Company’s current and former shareholders, directors, members, officers, managers, employees, hired consultants, contractors, vendors or suppliers during the period of their employment or within the scope of their contracting or consulting or relationship, as the case may be, with the Company or the Subsidiaries has been fully assigned and transferred solely to the Company or the Subsidiaries.

(e) Standard Form Agreements. Copies of the Company’s and the Subsidiaries’ standard form(s) of agreements for distribution, sale, support, or use of Company Products, including end user license agreements, distributor agreements, and support services agreements (collectively, the “Standard Form Agreements”) are attached to Schedule 2.14(e) of the Company Disclosure Letter.

(f) Inbound Licenses. Schedule 2.14(f) of the Company Disclosure Letter sets forth a list of all Contracts in effect as of the Agreement Date pursuant to which the Company receives a license to any Intellectual Property of a Third Person included in any Company Product or used for the development of Company Products (“In-Licenses”), other than (i) intercompany agreements, (ii) licenses for Open Source Technology, (iii) licenses for Shrink Wrap Code or (iv) licenses to Intellectual Property Rights entered into in the ordinary course of business. No licensor under any such In-License has retained or been granted ownership of any Intellectual Property Rights in any improvements or other derivative works made by the Company or any of the Subsidiaries under such In-License.

(g) Outbound Licenses. Other than agreements for distribution, resale or use of Company Products or for the provision of support services for the Company Products, in each case, that do not materially differ in substance from the Standard Form Agreements, Schedule 2.14(g) of the Company Disclosure Letter lists all Contracts to which the Company or any of the Subsidiaries are a party as of the Agreement Date and under which the Company or any of the Subsidiaries has licensed any Company Intellectual Property to any Third Person, including any Contracts containing covenants not to sue or non-assertion provisions that relate to Company Intellectual Property, other than rights granted to contractors or vendors to use Company Intellectual Property for the benefit of the Company or any Subsidiary thereof.

(h) No Infringement by the Company. To the Company’s knowledge, the operation of the business of the Company and the Subsidiaries as currently conducted, including, to the extent any of the following are performed by the Company or the Subsidiaries, the design, development, use, import, branding, advertising, promotion, marketing, manufacture, delivery, sale and licensing of any Company Product, has not and does not violate any Third Person’s Intellectual Property Rights, or constitute unfair competition or trade practices under the Applicable Laws of any jurisdiction. Since December 8, 2011, neither the Company nor any of the Subsidiaries has received written notice from any Person claiming that such operation of the business of the Company and the Subsidiaries or any Company Product infringes, violates or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the Applicable Laws of any jurisdiction.

(i) Effects of Transaction. Neither this Agreement nor the Transactions, will cause: (i) the Company or any of the Subsidiaries to grant to any Third Person any right to or with respect to any Company Intellectual Property (including the release or license of any source code for Company Proprietary Technology), (ii) the Company or any of the Subsidiaries to be bound by, or subject to, any non-compete or other similar restriction on the operation or scope of their respective businesses (excluding any non-compete or other similar restriction that arises from any agreement to which Acquirer or its Affiliates is a party but none of the Company or the Subsidiaries are parties), (iii) the Company or any of the Subsidiaries to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property Rights of any Third Person in excess of those payable by the Company or any of the Subsidiaries in the absence of this Agreement or the Transactions or (iv) the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Company Intellectual Property, or material Intellectual Property of a Third Person under an In-License that, in either case, would be material to the Company and the Subsidiaries, taken as a whole.

(j) Claims Against Third Parties. Since December 8, 2011, neither the Company nor any of the Subsidiaries has brought any claims, suits, arbitrations or other adversarial proceedings before any court, Governmental Entity, or arbitral tribunal against any Person with respect to any Company Intellectual Property that remain outstanding as of the date hereof or have been resolved since the Most

Recent Balance Sheet Date. Since December 8, 2011, to the Company’s knowledge, no Third Person has infringed or misappropriated any Company Intellectual Property other than as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

(k) Proprietary Information Agreements. The Company and the Subsidiaries have and enforce a policy requiring each Employee, consultant, and contractor who has been involved in the creation, invention or development of material Company Intellectual Property for or on behalf of the Company or any of the Subsidiaries to execute a valid and enforceable written assignment of rights to the Company or one of the Subsidiaries. To the Company’s knowledge, none of the Company’s Employees’ or consultants’ work for the Company or the Subsidiaries has been done in any way in breach of such Employees’ or consultants’ confidentiality or Intellectual Property Rights and Technology transfer obligations to any Third Persons, and no Third Person has made claim to rights to any Company Intellectual Property as “work made for hire” in connection with any work done by an Employee or consultant for such Third Person.

(l) Confidentiality Protection. Each of the Company and the Subsidiaries has taken reasonable steps to protect the confidentiality of its confidential information and trade secrets that it intends to maintain confidential (except for the disclosure, in the ordinary course of business, of information formerly held as trade secrets), and the confidential information provided to the Company or the Subsidiaries by a Third Person that the Company and the Subsidiaries have a contractual obligation to maintain confidential.

(m) Government Funding. No funding, facilities or resources of any government, university, college, other educational institution, or research center were used in the development of the Company Intellectual Property. Neither the Company nor any of the Subsidiaries is a member or promoter of, or a contributor to, any industry standards body or similar organization that compels the Company or such Subsidiary to grant or offer to any Third Person any license or right to material Company Intellectual Property. To the Company’s knowledge, no current or former Employee, consultant or independent contractor of the Company or any of the Subsidiaries who created or developed any material Company Intellectual Property was performing services for any Governmental Entity, or for a university, college or other educational institution or research center, during the period of time during which such Employee, consultant or independent contractor was creating or developing such material Company Intellectual Property for the Company or any of the Subsidiaries.

(n) Open Source Technology. The Company and the Subsidiaries have not incorporated into or distributed with any Company Product or Company-Owned Technology any software or other Technology that is available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, or any license that is approved by the Open Source Initiative (www.opensource.org/licenses) (collectively, “Open Source Technology”) in a manner that, with respect to Company-Owned Technology that is material to the business of the Company and the Subsidiaries (“Company Proprietary Technology”), would (i) require disclosure or distribution of such Company Proprietary Technology in source code form, (ii) require the licensing of such Company Proprietary Technology or associated Company-Owned Intellectual Property Rights for the purpose of making derivative works thereof or (iii) impose any material restriction on the consideration to be charged for the distribution of such Company Proprietary Technology or Company-Owned Intellectual Property Rights. The Company and each of the Subsidiaries are in compliance in all material respects with the applicable licenses for any such Open Source Technology.

(o) Source Code. Neither the Company or any of the Subsidiaries, nor any other Person acting on its or their behalf, has disclosed, delivered or licensed to any Third Person, or permitted the disclosure or delivery to any escrow agent of, any material source code for any Company Product, except for disclosures to Employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performances of services for the Company or any Subsidiary.

(p) Contaminants. To the Company’s knowledge, the Company has not introduced into its Company Products any undisclosed “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or “virus” (as such terms are commonly understood in the software industry) that has the primary purpose of permitting unauthorized access or the unauthorized disablement or erasure of such Company Product (except where implemented as an intended design feature) (“Contaminants”). The Company implements reasonable measures designed to prevent the introduction of Contaminants into Company Products.

(q) Security Measures. The Company and the Subsidiaries have at all times since December 8, 2011 taken reasonable steps and implemented reasonable procedures designed to protect the Company Products and the information technology systems of the Company and the Subsidiaries used in connection with the operation of the Company and the Subsidiaries from Contaminants and security breaches, except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. To the Company’s knowledge, there have been no material unauthorized intrusions or breaches of the security of such information technology systems, except as has not had a Material Adverse Effect.

2.15 Product Warranties; Support Services.

(a) To the Company’s knowledge, the Company Products conform in all material respects with the applicable contractual warranty commitments made by the Company or the Subsidiaries to end users of such Company Products, other than as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. Since December 8, 2011, neither the Company nor any of the Subsidiaries has any material liability or obligation (and to the Company’s knowledge, there is no basis for any present or future action, suit, proceeding, hearing, charge, complaint, claim, demand or Governmental Entity investigation against the Company or any of the Subsidiaries giving rise to any material liability or obligation) for replacement or repair of any Company Product except liabilities or obligations for replacement or repair incurred in the ordinary course of business consistent with past practice.

(b) All support services provided by the Company or any of the Subsidiaries to end users of the Company Products were performed in conformity with the terms and requirements of all applicable support services Contracts to which Company or any of the Subsidiaries is a party (including all applicable warranties therein). As of the date hereof, there is no claim pending or, to the Company’s knowledge, threatened in writing against the Company or any of the Subsidiaries relating to any such support services provided by the Company or any of the Subsidiaries.

2.16 Material Contracts.

(a) Schedule 2.16(a) of the Company Disclosure Letter sets forth each of the following Contracts which are in effect as of the date hereof to which the Company or any of the Subsidiaries is a party, but excluding any Company Employee Plan set forth on Schedule 2.25(a) of the Company Disclosure Letter (each Contract disclosed or required to be disclosed on Schedule 2.12, Schedule 2.14(f), Schedule 2.14(g) or Schedule 2.16(a) of the Company Disclosure Letter, a “Material Contract”):

(i) any collective bargaining agreement, including any Contract with any union, works council, or similar labor entity;

(ii) any Employment Agreement (except for Employment Agreements with Employees (other than officers and Employees with an annual salary of greater than $300,000) or proprietary information and invention assignment agreements that do not materially deviate from the Company’s standard forms made available to Acquirer and for which the Company or any Subsidiary does not have severance or termination pay obligations other than notice requirements for non-U.S. employees required by local law);

(iii) any Contract that grants any severance or post-termination payments to any Employee (other than post-termination benefits required by Applicable Law);

(iv) any lease of personal property having a value individually in excess of $500,000 per annum;

(v) any Contract (A) containing any covenant limiting the freedom of the Company or any of the Subsidiaries to engage in any line of business or in any geographic territory or to compete with any Third Person, or which grants to any Third Person any exclusivity with respect to any geographic territory, any customer, or any product or service or (B) that restricts the freedom of the Company or any of the Subsidiaries to hire or solicit for hire the employees of any Third Person (other than non-hire and non-solicitation provisions contained in confidentiality agreements that are not material to the Company and the Subsidiaries, taken as a whole);

(vi) any Contract relating to capital expenditures and involving future payments in excess of $500,000 in any individual case or $2,500,000 in the aggregate;

(vii) any Contract entered into since December 8, 2011 relating to the acquisition or disposition of assets or any interest in any business enterprise by the Company or any of the Subsidiaries outside the ordinary course of business;

(viii) any Contract evidencing any material Company Debt;

(ix) any Contract (including purchase orders) for the purchase of services, goods or materials by the Company or any of the Subsidiaries involving an amount or value in excess of $2,500,000 in the aggregate in the 12 months ending on the Most Recent Balance Sheet Date;

(x) any joint development agreement, joint venture agreement, collaboration agreement, strategic alliance agreement or similar Contract entered into since December 8, 2011, in each case, involving the sharing of profits, losses, costs or liabilities with any Third Person (excluding Leases);

(xi) any licensing, purchasing, distribution, or reseller Contract with a Large Customer, Large Supplier, or Large Reseller;

(xii) any Contract granting the Company or any of the Subsidiaries the right to market, distribute or resell (including as an original equipment manufacturer or value-added reseller) any technology, products or services of any Third Person, other than as would not reasonably be material to the Company and the Subsidiaries, taken as a whole;

(xiii) any Contract pursuant to which the Company or any of the Subsidiaries has advanced or loaned any amount to any current or former stockholder of the Company, any Employee, any consultant or contractor of the Company or of any of the Subsidiaries, other than business expense advances in the ordinary course of business consistent with past practice (including, for this purpose, sales commission draws by Employees of the Company or any of the Subsidiaries);

(xiv) any Contract entered into since December 8, 2011 with any Third Person to develop or customize any Company Product that is material to the Company and the Subsidiaries, taken as a whole, other than Contracts with an Employee, consultant or independent contractor of the Company or any of the Subsidiaries;

(xv) any Government Contract that is currently in effect or is outstanding or within the past three years has been in effect or outstanding;

(xvi) any Contract pursuant to which the Company or any of the Subsidiaries agrees to provide “most favored nation” pricing or terms, to any Person with respect to the sale, distribution, license or support of any Company Products;

(xvii) any Contract under which the Company or the Subsidiaries has any indemnification obligations that have not been satisfied or performed relating to the acquisition or disposition of all or any portion of any business for consideration in excess of $500,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(xviii) each Contract pursuant to which the Company or the Subsidiaries is a party that creates or grants a Encumbrance (other than Permitted Encumbrances) on the properties or assets of the Company or the Subsidiaries that is material to the Company and the Subsidiaries, taken as a whole;

(xix) each Contract entered into since December 8, 2011 for the settlement of any Legal Proceeding or proceeding that involved payment by the Company or any of the Subsidiaries of more than $500,000 or provided for specific performance or injunctive relief;

(xx) any In-License that is material to the Company and the Subsidiaries, taken as a whole, other than (A) intercompany agreements, (B) licenses for Open Source Technology or (C) licenses for Shrink Wrap Code;

(xxi) any Contract between the Company or any of the Subsidiaries, on the one hand, and any Company Stockholder or Affiliate thereof, on the other hand, other than agreements pursuant to the Company Stock Plan that do not deviate from the forms of such agreement in any material respect; or

(xxii) any other Contract (excluding Leases) that requires outstanding or future payment obligations of $1,000,000 per annum or more on its face and is not cancelable by the Company or a Subsidiary without penalty within 90 days.

(b) As of the date hereof, each Material Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms and, subject to obtaining any consents disclosed in Schedule 2.4(a) and Schedule 2.4(b) of the Company Disclosure Letter, will continue to be so enforceable and in full force and effect on identical terms following the consummation of the Transactions. The Company and each of the Subsidiaries are in compliance in all material respects with and have not materially breached, violated or defaulted under, or, as of the date hereof, received written notice that they have breached, violated or defaulted under, in any material respect, any of the terms or conditions of any Material Contract. The Company has made available accurate and complete copies of all Material Contracts.

2.17 Change in Control Agreements. Schedule 2.17 of the Company Disclosure Letter sets forth each plan, Contract or Company Employee Plan of the Company or any of the Subsidiaries (each a “Change in Control Agreement”) (a) pursuant to which any amounts may become payable (whether currently or in the future) to any Employee as a result of or in connection with the Transactions (either alone or in combination with any other events) or (b) which provides for the acceleration or early vesting of any right or benefit of an Employee or lapse of any restriction on an Employee or any such employee benefits as a result of or in connection with the Transactions (either alone or in combination with any other events), in each case including any such plan, Contract or Company Employee Plan with respect to which the Transactions constitute a partial or “single trigger.”

2.18 Interested Party Transactions. To the Company’s knowledge, no officer, director or Affiliate of the Company or any of the Subsidiaries (nor any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest) has or has had, directly or indirectly, (i) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any of the Subsidiaries, any goods or services or (ii) a beneficial interest in any Contract to which the Company or any of the Subsidiaries is a party or by which they or their properties or assets are bound; provided, however, that ownership of no more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any Person” for purposes of this Section 2.18. Schedule 2.18 of the Company Disclosure Letter sets forth a list of all material intercompany Contracts between or among the Company and/or one or more of the Subsidiaries.

2.19 Compliance with Laws.

(a) Since December 8, 2011, the Company and each of the Subsidiaries have complied and are in compliance with, have not violated and are not in violation of, and as of the date hereof have not received any written notices of non-compliance or violation or alleged non-compliance or violation with respect to, any Applicable Law or Order applicable to the Company or the Subsidiaries, except in each case as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

(b) Since December 8, 2011, each of the Company and each of the Subsidiaries and to the Company’s knowledge their Employees, agents, representatives, consultants, distributors, resellers and subcontractors in their transactions conducted on behalf of the Company has complied with all Applicable Laws relating to export and reexport control, including the Export Administration Regulations maintained by the U.S. Department of Commerce (“Commerce”), trade and economic sanctions maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations maintained by the U.S. Department of State (“State Department”) and any other Sanctions. The Company represents that, to the Company’s knowledge, neither it or the Subsidiaries nor to the Company’s knowledge their Employees, agents, representatives, consultants, distributors, resellers and subcontractors in their transactions conducted on behalf of the Company has, directly or indirectly, sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by Applicable Laws of the United States, without obtaining prior authorization from the competent government authorities as required by Applicable Law. Neither the Company, nor any Subsidiary, nor any Employees of the Company or any Subsidiary, nor to the Company’s knowledge, any agents or Resellers acting on behalf of the Company or any Subsidiary is designated as a Sanctioned Person.

(c) Neither the Company nor any of the Subsidiaries, nor any of their respective stockholders, directors or officers, has been debarred, suspended, proposed for debarment, or excluded from participation in the bidding for or award of a Government Contract. As of the date hereof, there is no criminal or civil action, suit, claim or proceeding pending or, to the Company’s knowledge, threatened in writing against the Company or any of the Subsidiaries, under the United States False Claims Act, the United States Procurement Integrity Act, the United States Truth in Negotiations Act, the United States Contract Disputes Act or any other Applicable Law. To the Company’s knowledge, there is no qui tam suit pending against the Company or any of the Subsidiaries. To the Company’s knowledge, neither the Company nor any of the Subsidiaries is subject to any audit or investigation pertaining to a Government Contract. To the Company’s knowledge, no cost or charge pertaining to any Government Contract is the subject of any audit or investigation, or has been disallowed, by any Governmental Entity. The Company and the Subsidiaries are in compliance in all respects with all material representations and certifications made to Governmental Entities in response to requests for proposals pursuant to which the Government Contracts were awarded. The Company has no knowledge of any pending revocation of any security clearance of the Company, any Subsidiary or any Employee of the Company or any Subsidiary. The Company and each of the Subsidiaries is in compliance in all material respects with all Applicable Laws relating to its safeguarding of, and access to, classified information obtained in connection with Government Contracts.

2.20 Litigation. Except as set forth on Schedule 2.20 of the Company Disclosure Letter, there is no action, suit, claim, or proceeding pending or, to the Company’s knowledge, threatened in writing against the Company or any of the Subsidiaries. None of the Company or the Subsidiaries is subject to any Order that materially impairs the Company’s or any of the Subsidiaries’ ability to operate. Schedule 2.20 of the Company Disclosure Letter lists each material action, suit, claim or proceeding that has been commenced by or against the Company or any of the Subsidiaries since December 8, 2011 that remains outstanding as of the Agreement Date or has been resolved since the Most Recent Balance Sheet Date.

2.21 Insurance. Schedule 2.21 of the Company Disclosure Letter sets forth as of the date hereof all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and Employees of the Company or any of the Subsidiaries as of the date hereof. As of the date hereof, there is no claim by the Company, any of the Subsidiaries or any of their Affiliates pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. As of the date hereof, there is no pending claim that would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company, the Subsidiaries and their Affiliates are otherwise in material compliance with the terms of such policies and bonds. To the Company’s knowledge as of the date hereof, there is no written threat of termination of, or premium increase with respect to, any of such policies.

2.22 Minute Books. The minute books and other similar records of the Company and each of the Subsidiaries contain accurate records of all material actions taken at any meetings of their respective stockholders, boards of directors or any committees thereof and of all written consents executed in lieu of the holding of any such meeting. Complete and accurate copies of the foregoing materials have been made available by the Company.

2.23 Environmental Matters. Except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole:

(a) Hazardous Material. Neither the Company nor any of the Subsidiaries has Released any Hazardous Material in violation of Environmental Law and in a manner which requires corrective or remedial action pursuant to Environmental Law. The Company and the Subsidiaries have complied in all material respects with all Environmental Laws.

(b) Permits. The Company and each of the Subsidiaries currently hold all Environmental Permits required by applicable Environmental Law for the conduct of their respective operations as currently being conducted and are in compliance in all material respects with the terms thereof. Schedule 2.23(b) of the Company Disclosure Letter lists all material Environmental Permits held by the Company and each of the Subsidiaries.

(c) Environmental Liabilities. As of the date hereof, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Company’s knowledge, threatened in writing, against the Company or any of the Subsidiaries concerning any Environmental Permit or Environmental Law.

The parties to this Agreement agree that the only representations and warranties relating to environmental matters, Environmental Laws, Environmental Permits, and Hazardous Materials are those included in this Section 2.23.

2.24 Brokers’ and Finders’ Fees. None of the Company or any of the Subsidiaries has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or other liabilities in connection with this Agreement, the Merger or any other Transactions and no engagement letter or similar Contract with respect to the Merger, or any of the other Transactions or any other change in control of the Company or sale, transfer or other disposition of all or substantially all of its assets is in effect.

2.25 Employee Benefit Plans.

(a) Schedule 2.25(a) of the Company Disclosure Letter sets forth each Company Employee Plan (excluding Employment Agreements with Employees that do not materially deviate from the Company’s standard forms made available to Acquirer and for which the Company or any Subsidiary does not have severance or termination pay obligations other than notice requirements for non-U.S. employees required by local Applicable Law). Neither the Company nor any of the Subsidiaries has any plan, intention or commitment to establish or enter into any new Company Employee Plan or to modify or terminate any Company Employee Plan (except to the extent required by Applicable Law or to conform any such Company Employee Plan to the requirements of any Applicable Law, in each case as previously disclosed to Acquirer, or as required by this Agreement).

(b) Employee Plan Documents. The Company has made available (i) correct and complete copies of each Company Employee Plan (excluding Employment Agreements with Employees that do not materially deviate from the Company’s standard forms made available to Acquirer and for which the Company or any Subsidiary does not have severance or termination pay obligations other than notice requirements for non-U.S. employees required by local law), including all amendments thereto (or, if such Company Employee Plan is not written, an accurate description of the material terms thereof), (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan, (iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code, or any other Applicable Law, in connection with each Company Employee Plan or related trust, (iv) if any Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (v) the most recent summary plan description together with the most recent summary of material modifications, if any, with respect to each Company Employee Plan, (vi) the most recent determination or opinion letter from the IRS for any Company Employee Plan intended to qualify under Section 401(a) of the Code, (vii) any correspondence to or from the IRS, DOL or any other Governmental Entity relating to any compliance issues with respect to any Company Employee Plan, (viii) all material written Contracts relating to each Company Employee Plan, including fidelity or ERISA bonds, trust agreements, administrative service agreements, group annuity Contracts and group insurance Contracts, (ix) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any material liability to the Company or any of the Subsidiaries and that are not reflected in the current summary plan description and plan document, (x) all material forms and notices relating to the provision of post-employment continuation of health coverage, (xi) all policies pertaining to fiduciary liability insurance covering the fiduciaries of each Company Employee Plan, (xii) all discrimination and qualification tests, if any, for each Company Employee Plan for the most recent plan year and (xiii) all registration statements, annual reports (Form 11-K or any similar form required under Applicable Law all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan.

(c) Employee Plan Compliance. The Company and each of the Subsidiaries has performed all material obligations required to be performed by it under each Company Employee Plan and any Legally Required Plan (to the extent such plan is required under Applicable Law to be established or maintained by the Company or one of the Subsidiaries), and each Company Employee Plan and Legally Required Plan (to the extent such plan is required under Applicable Law to be established or maintained by the Company or one of the Subsidiaries) has been established and maintained in accordance with its terms and in all material respects in compliance with all Applicable Laws, including ERISA and the Code. Each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter, or opinion letter on which the Company is entitled to rely, from the IRS with respect to such Company Employee Plan as to its qualified status under the Code or has a period of time remaining under applicable Treasury regulations or IRS pronouncements in which to apply for and obtain such a determination letter, and nothing has occurred as to any such Company Employee Plan which has resulted or is likely to result in the revocation of such qualification or which requires or could require action under the compliance resolution programs of the IRS to preserve such qualification. No Company Employee Plan and no party in interest with respect thereto has engaged in a “prohibited transaction,” which could subject the Company or any of the Subsidiaries directly or indirectly to liability under Section 4975 of the Code or Sections 409 or 502(i) of ERISA. As of the date hereof, there are no actions, suits, claims or proceedings pending or, to the Company’s knowledge, threatened (other than routine claims for benefits) against any Company Employee Plan or Legally Required Plan (to the extent such plan is maintained by the Company or one of the Subsidiaries) or fiduciary thereto or against the assets of any Company Employee Plan or Legally Required Plan (to the extent such plan is maintained by the Company or one of the Subsidiaries). The Company has not undertaken to maintain any Company Employee Plan for any period of time and each Company Employee Plan can be amended, terminated or otherwise discontinued on or after the Effective Time in accordance with its terms, without liability to the Company, any of the Subsidiaries, Acquirer or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event). To the Company’s knowledge, there are no audits, inquiries or proceedings pending or threatened in writing by the IRS, DOL or any other Governmental Entity having jurisdiction over the Company or any of the Subsidiaries with respect to any Company Employee Plan. All annual reports and other filings required by the IRS, DOL or any other similar Governmental Entity having jurisdiction over the Company or any of the Subsidiaries have been timely made. Neither the Company nor any of the Subsidiaries nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 501(i) of ERISA or Section 4975 through 4980D of the Code.

(d) Plan Status. None of the Company, any of the Subsidiaries or any ERISA Affiliate now, or has ever, maintained, established, sponsored, participated in or contributed to any plan that is subject to Title IV of ERISA or Section 412 of the Code. No Company Employee Plan is a multiple employer plan as defined in Section 210 of ERISA or Section 413(c) of the Code.

(e) Multiemployer Plans. At no time has the Company, any of the Subsidiaries or any ERISA Affiliate been a party to, contributed to or been required to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA or any similar concept under any other Applicable Law.

(f) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon or after his or her retirement or termination of employment for any reason, except as may be required Applicable Law, and neither the Company nor any of the Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon or after their retirement or termination of employment, except to the extent required by Applicable Law.

(g) Effect of Transactions. The execution, delivery and performance by the Company of this Agreement and any Transaction Document to which the Company is a party, and the consummation of the Transactions, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Company Employee Plan, trust or loan that would reasonably be expected to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(h) No Liability. None of the Company or any of the Subsidiaries has any material Liability, including under any Company Employee Plan, arising out of the treatment of any service provider as a consultant or independent contractor and not as an employee.

(i) Foreign Jurisdictions. Each Company Employee Plan subject to the Laws of any jurisdiction outside of the United States (i) if intended to qualify for special Tax treatment, meets all requirements for such treatment, (ii) is fully funded and has been fully accrued for on the Company Financial Statements and (iii) if required to be registered, has been registered with the appropriate Governmental Entities and has been maintained in good standing with the appropriate Governmental Entities.

(j) 280G. Neither the Company nor any of the Subsidiaries is a party to any Contract or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payments” within the meaning of Section 280G of the Code or (ii) any amount for which a deduction could be disallowed or deferred under Section 162 or Section 404 of the Code.

(k) 409A. Each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party has been operated and maintained in all material respects in accordance with Section 409A of the Code and applicable guidance thereunder, including the final regulations promulgated with respect thereto. Neither the Company nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code. The exercise price of all Assumed Options is at least equal to the fair market value of the Company Common Stock on the date such Assumed Options were granted, and neither the Company nor Acquirer has incurred or would reasonably be expected to incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Assumed Options. The stock receivable upon the exercise of all Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.

2.26 Employment Matters.

(a) The Company has made available, (i) with respect to each current Employee: (A) the employee identification number of such Employee and the date as of which such Employee was originally hired by the Company or any of the Subsidiaries (or any longer date of recognized seniority), and whether the Employee is on an active or inactive status, (B) such Employee’s title and job function and location, (C) such Employee’s base salary and (D) whether such Employee is employed by the Company or one of the Subsidiaries, and if by a Subsidiary, the name of the Subsidiary.

(b) A copy of each Employment Agreement with current Employees and any amendment thereto has been made available (excluding Employment Agreements with current Employees that do not materially deviate from the Company’s standard forms made available to Acquirer and for which the Company or any Subsidiary does not have notice, severance or termination pay obligations other than notice requirements for non-U.S. employees). Except as set forth on Schedule 2.26(b) of the Company Disclosure Letter, the employment of each of the current Employees in the United States is terminable by the Company at will and neither the Company nor any of the Subsidiaries has any obligation to provide any particular form or period of notice prior to terminating the employment of any of its current Employees (except for non-United States Employees of the Company or any of the Subsidiaries located in a jurisdiction that does not recognize the “at-will” employment concept and/or requires a period of notice prior to termination). Except as otherwise required by Applicable Law, neither the Company nor any of the Subsidiaries has, and to the Company’s knowledge, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer or any of Acquirer’s Affiliates to make an offer of employment to any current Employee, consultant or contractor of the Company or any of the Subsidiaries or (ii) promised or otherwise provided any assurances (contingent or other) to any current Employee, consultant or contractor of the Company or any of the Subsidiaries of any terms or conditions of employment with Acquirer or any of Acquirer’s Affiliates following the Closing.

(c) The Company and each of the Subsidiaries has made available accurate and complete copies of all currently applicable collective bargaining or labor agreements with respect to Employees, all of which have complied at all relevant times with Applicable Law in all material respects.

(d) To the Company’s knowledge, there are no activities or proceedings of any labor union or works council or other employee representation group to organize any Employees.

(e) Since December 8, 2011, neither the Company nor any of the Subsidiaries has engaged in any unfair labor practice of any nature, that, if adversely determined, would result in any material Liability to the Company or any of the Subsidiaries. There has not been prior to the date hereof any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company, any of the Subsidiaries or any Employees. There is not now pending and, to the Company’s knowledge, no Person has threatened in writing to commence, any such slowdown, work stoppage, labor dispute, union organizing activity or any similar activity or dispute.

(f) The Company is in material compliance with the Fair Labor Standards Act of 1938, as amended, and under any other similar Applicable Law. Neither the Company nor any of the Subsidiaries is delinquent to, or has failed to pay, any of its Employees, consultants or contractors for any wages (including overtime, meal breaks or waiting time penalties), salaries, commissions, accrued and unused vacation, on-call payments, equal pay, or collective bargaining payments to which they would be entitled under Applicable Law, if any, bonuses, benefits, profit sharing, stock options or other compensation for any services performed by them or amounts required to be reimbursed or damages or interest paid to such individuals. Neither the Company nor any of the Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(g) Neither the Company nor any of the Subsidiaries has a severance pay practice or policy; and other than as required by Applicable Law, neither the Company nor any of the Subsidiaries is liable for any severance pay, acceleration of payment or vesting of any equity interest, or other payments (other than accrued salary, vacation, or other paid time off in accordance with the Company’s and the Subsidiaries’ policies) to any Employee arising from the termination of employment under any benefit or severance policy, practice, Contract, plan, program of the Company or any of the Subsidiaries.

(h) The Company and each of the Subsidiaries has been and is in compliance, in all material respects, with all Applicable Laws respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, and wages and hours, and in each case, with respect to its Employees (i) has withheld and reported all amounts required by Applicable Law or agreement to be withheld and reported with respect to wages, salaries or other payments to Employees, and (ii) is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(i) As of the date hereof, there are no material demands or claims pending or, to the Company’s knowledge, threatened in writing, before any Governmental Entity by any Employees for compensation, pending severance benefits, vacation time, unpaid meal or rest breaks, vacation pay or pension benefits, maternity benefits, statutory benefits, or any other claim threatened or pending before any Governmental Entity from any Employee or any other Person arising out of the Company’s or any of the Subsidiaries’ status as employer or joint employer, whether in the form of claims for employment discrimination, harassment, retaliation, unfair labor practices, grievances, wrongful discharge or variation of contract, wage and hour violations, breach of contract, unfair business practice, tort, unfair competition or otherwise. In addition, as of the date hereof, there are no pending or threatened in writing claims or actions against the Company or any of the Subsidiaries under any workers compensation policy or long-term disability policy. The Company and each of the Subsidiaries have complied with and are in compliance with all applicable workers compensation Laws in all material respects.

(j) The Company and each of the Subsidiaries, and to the Company’s knowledge each current Employee, is in compliance with all applicable visa and work permit requirements.

(k) Since December 8, 2011, neither the Company nor any of the Subsidiaries has implemented any plant or office closing, transfer of Employees or layoff of Employees that (without regard to any actions that might be taken by Acquirer or Merger Sub after the Closing) is in violation of any applicable WARN or similar Applicable Law. The Company and each Subsidiary is in compliance in all material respects with WARN, or any similar Applicable Law.

(l) The Company and each of the Subsidiaries have obtained all required approvals, consents, and more generally taken all necessary steps with the Employees or their representatives and/or Governmental Entities, such as collective or individual consultation, information, notification or negotiations, as may be required by Applicable Law such that this Agreement shall have full force and effect at Closing on the Employees and the parties hereto.

(m) To the knowledge of the Company, no Named Employee or Specified Employee of the Company or any Subsidiary is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such Named Employee or Specified Employee to be employed by the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others.

2.27 Tax Matters.

(a) The Company and each of the Subsidiaries have timely (including extensions) filed all income and other material Tax Returns required to be filed, and all such Tax Returns were complete and correct in all material respects. The Company and each of the Subsidiaries have paid all material Taxes owed (whether or not shown, or required to be shown, on any Tax Returns). The Company and each of the Subsidiaries have collected, withheld and paid all material Taxes required to have been collected, withheld and paid. Neither the Company nor any of the Subsidiaries has engaged in any transaction that could give rise to (i) a reporting obligation under Section 6111 of the Code or the regulations thereunder, (ii) a disclosure obligation of a “reportable transaction” under Section 6011 of the Code and the regulations thereunder, or (iii any similar obligation under any predecessor or successor law or comparable provision of state or local Applicable Law. There are no Encumbrances for Taxes upon any of the Company’s or any of the Subsidiaries’ assets, other than Permitted Encumbrances.

(b) As of the date hereof, none of the income or other material Tax Returns filed by the Company or any of the Subsidiaries nor income or other material Taxes payable by the Company or any of the Subsidiaries have been the subject of an audit, action, suit, proceeding, claim, examination, investigation, deficiency, assessment or proposed assessment in writing by any Governmental Entity that has not been resolved or fully paid, and no such audit, action, suit, proceeding, claim, examination, investigation, deficiency, assessment or proposed assessment in writing is currently pending or, to the Company’s knowledge, threatened in writing.

(c) As of the date hereof, neither the Company nor any of the Subsidiaries has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency, excluding, for the avoidance of doubt, any routine extensions of time to file Tax Returns.

(d) Neither the Company nor any of the Subsidiaries is a party to or member of any joint venture, partnership or limited liability company. The Company is not nor has been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any of the Subsidiaries has ever been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a Tax-free transaction pursuant to Section 355 of the Code in the two year period ending on the Closing Date. Neither the Company nor any of the Subsidiaries has made or agreed to make any material adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax Law) by reason of a change in accounting method or otherwise, and will not be required to make such a material adjustment as a result of the Transactions. Neither the Company nor any of the Subsidiaries will be required to include any amount in income for Taxable periods (or portions thereof) after the Closing as a result of (i) entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of Applicable Law) prior to the Closing, (ii) any intercompany transaction described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of Applicable Law) with respect to a transaction entered into prior to the Closing, (iii) any installment sale or open transaction disposition made prior to the Closing with respect to transactions made prior to the Closing (other than those in the ordinary course of business), (iv) any prepaid amount received prior to the Closing (other than amounts received in the ordinary course of business) or (v) any election under Section 108(i) of the Code made on or before the Closing Date.

(e) Neither the Company nor any of the Subsidiaries is a party to any Tax sharing agreement or similar arrangement (including an indemnification agreement or arrangement). Neither the Company nor any of the Subsidiaries has ever been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes (other than a group the common parent of which is the Company or any of the Subsidiaries), and neither the Company nor any of the Subsidiaries has any Liability for the Taxes of any Person (other than the Company and the Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax Law), or as a transferee or successor, or by contract, or otherwise.

(f) The unpaid Taxes of the Company and the Subsidiaries, as of the Most Recent Balance Sheet Date, are reflected on the Company Balance Sheet in accordance with GAAP. Neither the Company nor any of the Subsidiaries will incur any liability for Taxes from the Most Recent Balance Sheet Date through the Closing Date other than in the ordinary course of business or as a result of the Transactions. Since December 31, 2012, no written claim has been made to the Company or any Subsidiary by a Tax Authority in a jurisdiction where the Company or any of the Subsidiaries does not file Tax Returns that the Company or any of the Subsidiaries is or may be subject to Tax in that jurisdiction.

(g) The Company has made available to Acquirer correct and complete copies of all material Tax Returns filed by the Company and any of the Subsidiaries after December 31, 2012.

(h) Since the Most Recent Balance Sheet Date through the date hereof, neither the Company nor any of the Subsidiaries has made or changed any material election in respect of Taxes, adopted or changed any accounting method in respect of Taxes, entered into any closing agreement in respect of Taxes, settled any claim or assessment in respect of Taxes, or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes.

(i) All intercompany transactions between the Company and the Subsidiaries are in material compliance with the requirements of Section 482 of the Code and the regulations thereunder.

2.28 Customers; Suppliers; Resellers.

(a) Schedule 2.28(a) of the Company Disclosure Letter identifies, and provides a summary of the revenues received from, the 15 largest customers of the Company by revenue for the 12 months ended on the Most Recent Balance Sheet Date (the “Large Customers”). As of the date hereof, neither the Company nor any of the Subsidiaries has received written notice from any Large Customer indicating that any such Large Customer intends to terminate or materially diminish its purchases from the Company and the Subsidiaries. As of the date hereof, there are no material disputes pending or threatened in writing under or relating to any Contract with any Large Customer.

(b) Schedule 2.28(b) of the Company Disclosure Letter identifies, and provides a summary of the purchases made from, the 15 largest suppliers of the Company and the Subsidiaries by aggregate purchases for the 12 months ended on the Most Recent Balance Sheet Date (the “Large Suppliers”). As of the date hereof, neither the Company nor any of the Subsidiaries has received written notice from any Large Supplier indicating that any such Large Supplier intends to terminate or materially diminish its business relationship with the Company and the Subsidiaries. As of the date hereof, there are no material disputes pending or threatened in writing under or relating to any Contract with any Large Suppliers.

(c) Schedule 2.28(c) of the Company Disclosure Letter identifies, and provides a summary of the revenues received from, the 15 largest marketers, distributors or resellers of Company Products, including resellers of Company support services, by revenue for the 12 months ended on the Most Recent Balance Sheet Date (the “Large Resellers”). As of the date hereof, neither the Company nor any of the Subsidiaries has received written notice from any Large Reseller indicating that any such Large Reseller intends to terminate or materially diminish its business relationship with the Company and the Subsidiaries. As of the date hereof, there are no material disputes pending or threatened in writing under or relating to any Contract with any Large Reseller.

2.29 Governmental Authorizations. Schedule 2.29 of the Company Disclosure Letter lists each material certification, approval, registration, consent, license, permit, grant, exemption, variance, order or other authorization issued or granted by a Governmental Entity and held by the Company or any of the Subsidiaries (a) pursuant to which the Company or any of the Subsidiaries currently operates or holds any interest in any of its properties or (b) that is required for the operation of its business as currently conducted or as currently proposed to be conducted or the holding of any such interest (collectively, the “Company Authorizations” (but excluding Environmental Permits which are covered under Section 2.23(b)), the Company Authorizations are in full force and effect (and will continue to be in full force and effect immediately following the consummation of the Transactions) and constitute all Company Authorizations required to permit the Company and each of the Subsidiaries to operate or conduct its business as currently conducted and none of the Company, any of the Subsidiaries or any Employee is in violation of any Company Authorization, in each case, except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

2.30 FCPA.

(a) The Company and each of the Subsidiaries, and, to the Company’s knowledge, each Employee or consultant, agent or any other Person acting for or on behalf of the Company or any of the Subsidiaries, during the past five years, have not, directly or indirectly violated any Anti-Corruption Laws, (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees or (iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any Anti-Corruption Law.

2.31 Data Collection and Privacy.

(a) The Company has made available to Acquirer all privacy policies, including internal privacy policies and all public-facing privacy policies, of the Company and any of the Subsidiaries relating to their respective websites, mobile applications, online services, or Company Products as of the date hereof.

(b) Other than as would not reasonably be likely to be material to the Company and the Subsidiaries, taken as a whole, the Company and each of the Subsidiaries is, and at all times since December 8, 2011 has been, in compliance with:

(i) the requirements of all Applicable Laws concerning the Company’s and the Subsidiaries’ collection, storage, use, transfer, disclosure, or other processing of Personal Data and Online Tracking Data, including Laws relating to the Company’s and the Subsidiaries’ unsolicited electronic and mobile communications;

(ii) all the privacy policies, including internal privacy policies and all public-facing privacy policies, of the Company or any of the Subsidiaries relating to their respective websites, mobile applications, online services, or Company Products;

(iii) any public statements made by the Company or any Subsidiary or authorized representatives of the Company or any Subsidiary regarding the Company’s and the Subsidiaries’ collection, storage, use, transfer, disclosure, or other processing of Personal Data and Online Tracking Data; and

(iv) the information security programs and policies of the Company or any of the Subsidiaries relating to Personal Data or Online Tracking Data.

(c) The Transactions will not result in the Company or any of the Subsidiaries being in breach of any privacy Applicable Laws.

2.32 Conflict Minerals. No Conflict Minerals are necessary to the functionality or production of a product manufactured or contracted by the Company to be manufactured or any product currently proposed to be manufactured by the Company or on its behalf in the future.

2.33 Exclusivity of Representations. Acquirer and Merger Sub acknowledge and agree, for themselves and on behalf of their Representatives and Affiliates, that, except for the representations and warranties of the Company expressly set forth in this Article II, for representations and warranties of the Company Stockholders in the Letters of Transmittal or in any Transaction Document and the statements to be made in the certificate contemplated by Section 1.2(b)(i) hereof, (a) neither the Company nor any of the Subsidiaries (or any other Person) makes, or has made, any representation or warranty, express or implied, relating to the Company, the Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions, (b) no Person has been authorized by the Company or any of the Subsidiaries to make any representation or warranty, express or implied, relating to the Company, the Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be and has not been relied upon by Acquirer or Merger Sub or any of their Affiliates or Representatives as having been authorized by the Company or any of the Subsidiaries (or any other Person) and (c) Acquirer and Merger Sub and their Representatives and Affiliates are not acting, including, as applicable, by entering into or consummating this Agreement or the Transactions, in reliance on any representation or warranty, express or implied, or in reliance on any materials, statements or information provided or addressed to Acquirer or Merger Sub or their Representatives or Affiliates in any electronic data room hosted by or on behalf of the Company in connection with the Transactions, in any presentations by the Company’s management or in any other form or setting, or in reliance on the accuracy or completeness of any such representation, warranty, materials, statements or information and that no Person shall have any Liability with respect to any such representation, warranty, materials, statements or information or omissions therefrom. Any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Acquirer or Merger Sub or any of their Affiliates or the Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Transactions or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties, except as otherwise expressly set forth in this Article II, and Acquirer and its Affiliates shall have no claim against any Person with respect thereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Acquirer and Merger Sub represent and warrant to the Company as follows:

3.1 Organization of Acquirer and Merger Sub. Each of Acquirer and Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of Delaware. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational or governing documents in any material respect.

3.2 Authority.

(a) Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and each of the Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Transaction Documents to which Acquirer and Merger Sub is or will be a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub, as the case may be.

(b) This Agreement and each of the Signing Date Transaction Documents to which Acquirer or Merger Sub has been, and each of the Transaction Documents to which Acquirer or Merger Sub is a party will be at the Closing, duly executed and delivered by Acquirer and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and in the case of the Transaction Documents they will at Closing constitute, valid, legal and binding obligations of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with their respective terms, except as such enforceability may be subject to the Enforceability Exceptions.

3.3 No Conflicts. The execution, delivery and performance by Acquirer and Merger Sub of this Agreement and the Transaction Documents to which it is a party do not and will not, and the consummation of the Transactions will not conflict with or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation, right or loss of a benefit under, or result in the imposition or creation of any Encumbrance (other than Permitted Encumbrances) upon any of Acquirer’s, Merger Sub’s or their respective subsidiaries’ properties or assets (tangible or intangible) (a) any provision of the Organizational Documents of Acquirer or Merger Sub, or (b) Applicable Law, other than, as would not reasonably be expected to be, individually or in the aggregate, material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement or any Transaction Document to which it is a party.

3.4 No Consent. Other than as would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or the other Transactions, taken as a whole, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Entity or under Applicable Law is required by, or with respect to, Acquirer or Merger Sub in connection with the execution, delivery and performance by each of Acquirer and Merger Sub of this Agreement and the Transaction Documents to which it is a party or the consummation by Acquirer and Merger Sub of the Transactions, except for (a) such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under the HSR Act and any other applicable Antitrust Laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (c) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the shares of Acquirer Common Stock issuable pursuant to certain New Performance Stock Units and New Restricted Stock Units assumed hereunder.

3.5 Stockholder Notice. None of the information supplied or to be supplied by Acquirer for inclusion in the Stockholder Notice or any amendment or supplement thereto will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.6 Financing.

(a) Each of Acquirer and Merger Sub affirms that it is not a condition to the Closing or to any of their other obligations under this Agreement that any of them obtain financing for, or related to, any of the Transactions (except as specifically set forth in Section 6.3(e)). Acquirer has furnished the Company with a true, correct and complete copy of the executed debt commitment letter, dated as of the Agreement Date, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citibank, N.A. and certain affiliates, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Wells Fargo Bank, N.A. (such institutions and any other institutions or persons who provide, arrange or serve as agents for the Debt Financing, together with their respective successors and assigns, the “Debt Financing Sources”) and each executed fee letter associated therewith (provided that provisions in the fee letters may be redacted in a customary manner (such commitment letter, including all exhibits, schedules, annexes, supplements and amendments thereto and each such fee letter, collectively, the “Debt Commitment Letter”)). As of the Agreement Date, the Debt Commitment Letter has not been amended or modified and no amendment or modification to the Debt Commitment Letter is contemplated by Acquirer or Merger Sub, and no Debt Financing Source has notified Acquirer in writing of its intention to terminate the Debt Commitment Letter or not to provide the Debt Financing. As of the Agreement Date, there are no side letters or other Contracts or arrangements to which Acquirer or any of its subsidiaries is a party that would affect the amount (including by imposition or increase of original issue discount or upfront fees), availability or conditions of the Debt Financing other than as expressly set forth in the Debt Commitment Letter furnished to the Company on the Agreement Date. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, the aggregate proceeds of the Debt Financing, when funded, together with funds provided in accordance with the terms of the Investment Agreement and funds then available to Acquirer will, as of the Effective Time, be sufficient to enable Acquirer and the Surviving Corporation to pay and satisfy in full (i) the obligations pursuant to this Agreement to pay the Merger Consideration, (ii) all fees and expenses of Acquirer and its subsidiaries in connection with each portion of the Transactions payable by Acquirer as contemplated by Section 1.3 and Section 1.4 (i.e., excluding any net-settled reinvestment amounts as contemplated thereby) at Closing and (iii) the payment of all Transaction Expenses payable by Acquirer hereunder and the Company Funded Debt (including any Prepayment Premium) as described in Section 5.8 (the amounts in clauses (i), (ii) and (iii), the “Required Amount”).

(b) As of the Agreement Date, the Debt Commitment Letter is not subject to any conditions precedent relating to the funding of the Debt Financing other than as set forth therein and, as of the Agreement Date, is in full force and effect and is the legal, valid (assuming due authorization, execution and delivery by the other parties thereto), binding and enforceable obligation of Acquirer, and, to the knowledge of Acquirer, each other Person party thereto, in each case, subject to the Enforceability Exceptions. All commitment and other fees required to be paid under the Debt Commitment Letter prior to the Agreement Date have been paid in full. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, Acquirer is not aware of the existence of any fact or event as of the Agreement Date that would reasonably be expected to cause such conditions to funding not to be satisfied on or before the Closing Date or such funding not to be made available to Acquirer on or before the Closing Date.

3.7 Solvency. Assuming that (a) the representations and warranties in Article II are true, correct and complete, (b) the Company, Acquirer and Merger Sub have each complied with their respective obligations under this Agreement and the Transaction Documents, (c) the funding of the Debt Financing in accordance with the terms and conditions of the Debt Commitment Letter occurs on the Closing Date and (d) any estimates, projections or forecasts of the Company made available to Acquirer by the Company prior to the Agreement Date have been prepared in good faith based upon assumptions that, when made, were and continue to be reasonable immediately prior to the Closing, at and immediately after the Closing, and after giving effect to the Transactions (including any financings being entered into in connection therewith), Acquirer and its subsidiaries (including the Company and the Subsidiaries), taken as a whole, on a consolidated basis, will be Solvent.

3.8 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

3.9 Legal Proceedings; Orders. There is no Legal Proceeding by or before any Governmental Entity pending or, to the knowledge of Acquirer, threatened against Acquirer or Merger Sub that would reasonably be expected to, individually or in the aggregate, materially and adversely affect Acquirer or Merger Sub’s ability to perform their obligations under this Agreement. Neither Acquirer nor any of its subsidiaries is subject to any Order that would reasonably be expected to, individually or in the aggregate, materially and adversely affect Acquirer or Merger Sub’s ability to perform their obligations under this Agreement.

3.10 Brokers’ Fees. Except for financial advisors and investment bankers whose fees and expenses shall be borne solely by Acquirer, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Acquirer or any of its Affiliates that is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions.

3.11 Acquirer Common Stock. Acquirer will have at the Effective Time sufficient authorized but unissued shares of Acquirer Common Stock to issue the Reinvestment Shares and any shares of Acquirer Common Stock pursuant to the exercise of any Assumed Options. When issued in accordance with the terms of this Agreement, the Assumed Options (and any Acquirer Common Stock issuable upon the exercise of such Assumed Options) and the Reinvestment Shares will be duly and validly issued in accordance with all Applicable Laws, will be fully paid and nonassessable, will be free and clear of any Encumbrances imposed by Acquirer or its Affiliates and will not be subject to preemptive rights or similar rights of stockholders, except as set forth in any applicable Reinvestment Agreement and for restrictions on transfer arising under securities Applicable Laws.

3.12 Independent Investigation.

(a) Acquirer acknowledges (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that it has conducted and completed its own investigation, analysis and evaluation of the Company and the Subsidiaries and that in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely on its own investigation, analysis and evaluation of the Company and the Subsidiaries and the representations and warranties of the Company set forth in Article II hereof. Acquirer acknowledges (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that, as of the date hereof and Acquirer and its Affiliates and Representatives (a) have received reasonable access to (i) such books and records, facilities, equipment, contracts and other assets of the Company and the Subsidiaries that Acquirer and its Affiliates and the Representatives of any of the foregoing, as of the date hereof, have requested to review and (ii) the electronic data room hosted by or on behalf of the Company in connection with the Transactions, and (b) have had reasonable opportunity to meet with the management of the Company and to discuss the business and assets of the Company and the Subsidiaries.

(b) Acquirer and Merger Sub acknowledge and agree, for themselves and on behalf of their Representatives and Affiliates, that, except for the representations and warranties of the Company expressly set forth in Article II and the representations or warranties contained in the other Transaction Documents (including the Investment Agreement), (i) neither the Company nor any of the Subsidiaries (or any other Person) makes, or has made, any representation or warranty, express or implied, relating to the Company, the Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions, (ii) no Person has been authorized by the Company or any of the Subsidiaries to make any representation or warranty, express or implied, relating to the Company, the Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement, and if made, such representation or warranty has not been relied upon by Acquirer or Merger Sub or any of their Affiliates or Representatives as having been authorized by the Company or any of the Subsidiaries (or any other Person) and (iii) Acquirer and Merger Sub and their Representatives and Affiliates are not acting, including, as applicable, entering into this Agreement or consummating the Transactions, in reliance on any representation or warranty, express or implied, or in reliance on any materials, statements or information provided or addressed to Acquirer or Merger Sub or their Representatives or Affiliates in any electronic data room hosted by or on behalf of the Company in connection with the Transactions, in any presentations by the Company’s management or in any other form or setting, or in reliance on the accuracy or completeness of any such representation, warranty, materials, statements or information and that no Person shall have any liability with respect to any such representation, warranty, materials, statements or information or omissions therefrom. Any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Acquirer or Merger Sub or any of their Affiliates or the Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Transactions or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties, and Acquirer and its Affiliates shall have no claim against any Person with respect thereto.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of the Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with Article VII and the Effective Time, except as expressly permitted or expressly required by this Agreement or as expressly set forth in Section 4.1 of the Company Disclosure Letter or otherwise consented to by Acquirer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall and shall cause each Subsidiary to, subject to the restrictions set forth in Section 4.2 and except as necessary to comply with Applicable Law (provided that, to the extent practicable, the Company shall provide reasonable advance notice to Acquirer of any such action taken to comply with Applicable Law):

(a) conduct the Business solely in the ordinary course consistent with past practice in all material respects and in compliance with Applicable Law;

(b) use its commercially reasonable efforts (i) to pay and perform all of its undisputed debts and other obligations (including Taxes) when due (including extensions), (ii) to sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition, (iii) to collect accounts receivable when due and not extend credit outside the ordinary course of business and (iv) consistent with past practice and policies, to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, channel partners, licensors, licensees, and others having business dealings with it; and

(c) use commercially reasonable efforts to maintain each of its leased premises in accordance with the terms of the applicable lease in all material respects.

4.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with Article VII and the Effective Time, the Company shall not do, cause or permit (and shall cause each Subsidiary not to do, cause or permit) any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer (such consent not to be unreasonably withheld, conditioned or delayed; it being understood that it shall not be unreasonable to withhold, condition or delay consent with respect to actions prohibited by Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.2(e), Section 4.2(g), Section 4.2(j), Section 4.2(k)(i), Section 4.2(n), and Section 4.2(u)) or as necessary to comply with Applicable Law (provided that, to the extent practicable, the Company shall provide reasonable advance notice to Acquirer of any such action taken to comply with Applicable Law)):

(a) Charter Documents. Amend or otherwise modify the Company’s Organizational Documents;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. (i) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests (other than dividends and distributions by a Subsidiary to the Company or a wholly owned Subsidiary), (ii) split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, (iii) adjust the exercise price of any Company Option or make any other payment in respect of any Company Option in connection with the declaration, setting aside or payment of any dividend or distribution or (iv) repurchase, redeem or otherwise acquire, or authorize or propose the redemption or acquisition of, directly or indirectly, any of its Equity Interests except for Permitted Issuances;

(d) Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, other than (x) Contracts entered into, amended or modified in the ordinary course of business and consistent with past practice and (y) amendments or modifications that would not materially change the obligations of the parties to such Material Contract or constitute a waiver of any material rights thereunder or (B) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) terminate (other than any Contract that terminates by its terms), amend or modify or waive (other than amendments, modifications or waivers that would not materially change the obligations of the parties thereto or constitute a waiver of any material rights thereunder) (x) any term of any Material Contract other than in the ordinary course consistent with past practices or (y) any term of the Support Agreement or the Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) materially impair the ability of the Company to perform their respective obligations under this Agreement or (B) prevent or materially delay or impair the consummation of the Merger and the other Transactions;

(e) Issuance of Equity Interests. Issue, deliver, grant, pledge or sell or authorize or propose the issuance, delivery, grant, pledge or sale of, or purchase or propose the purchase of, any Equity Interests of the Company (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any Subsidiary, or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than (A) the issuance of New Performance Stock Units and New Restricted Stock Units (x) to those employees, and in such amounts, as agreed upon by Acquirer pursuant to Section 5.9(d) or (y) in accordance with Schedule D of the Company Disclosure Letter, (B) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, (C) grants of Equity Interests (other than Company Options or other Equity Interests required to be granted with an exercise or strike price equal to the then current fair market value) to be made in accordance with the Company’s current schedule in an amount not to exceed $200,000, (D) customary grants (other than Company Options or other Equity Interests required to be granted with an exercise or strike price equal to the then current fair market value) to newly hired Employees or with respect to promotions or the Company’s equity compensation review process, in each case, in the ordinary course of business in an amount not to exceed $200,000 and (E) the repurchase of any shares of Company Common Stock from former employees, non-employee directors and consultants in accordance with Contracts to which the Company or any of the Subsidiaries are party to as of the Agreement Date providing for the repurchase of shares in connection with any termination of service permitted by Section 4.2(f) or otherwise in accordance with agreements providing for the repurchase of shares in connection with any termination of service or otherwise (clauses (A)-(E), “Permitted Issuances”);

(f) Employees; Consultants; Independent Contractors. Except in the ordinary course of business consistent with past practice, (i) hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any management Employee of the Company (other than for cause or permanent disability), (iii) enter into any employment, severance, termination, consulting or other material Contract with any Employee, consultant or independent contractor, (iv) materially amend, supplement or extend the term of any employment, severance, termination, consulting or other agreement or material Contract with any Employee, consultant or independent contractor, (v) enter into, adopt, amend or terminate any Contract with a labor union or collective bargaining agreement or (vi) add any new members to the Board except as required by Applicable Law;

(g) Loans and Investments. Make any loans or advances, except for advances to Employees for travel and business expenses in the ordinary course of business and consistent with past practice;

(h) Intellectual Property. (i) Transfer or sell to any Person any Company Intellectual Property or enter into any license agreement (other than non-exclusive license agreements entered into in the ordinary course of business consistent with past practices that do not include any rights with respect to source code or patent rights), distribution or reseller agreement (other than non-exclusive distribution or reseller agreements entered into substantially on the Company’s Standard Form Agreements), security agreement, assignment or other conveyance, or option for any of the foregoing, with respect to the Company Intellectual Property with any Person, (ii) purchase or otherwise acquire or license from a Person ownership in any material Intellectual Property Rights or material Technology, except licensing of

Shrink-Wrap Code and other generally commercially available Technology in the ordinary course of business consistent with past practices or (iii) make any material changes in pricing or royalties set or charged by the Company or any of the Subsidiaries to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property Rights or Technology to the Company or any of the Subsidiaries (other than licenses for Open Source Technology, commercially available software, or Shrink Wrap Code or otherwise in accordance with any applicable Contract);

(i) Dispositions. Sell, lease, license or otherwise dispose of any assets or properties that are material to the Company or the Subsidiaries taken as a whole, or create any material Encumbrance (other than Permitted Encumbrances) on such assets or properties, except sales or non-exclusive licenses of Company Products in the ordinary course of business and consistent with past practice;

(j) Indebtedness. (i) Incur any Company Debt in excess of $1,000,000 (other than borrowings in the ordinary course of business under the revolving facility under the Company Credit Agreement), (ii) amend the terms of any material Company Debt, (iii) guarantee any material Company Debt or (iv) issue or sell any debt securities or purchase or guarantee any debt securities of others;

(k) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an Employee, stockholder or Affiliate of the Company (other than any (I) compensation or benefits, or reimbursement of reasonable costs or expenses, paid or payable to an Employee (x) in the ordinary course of business consistent with past practice and for such Person’s services as an employee (so long as not a special bonus or other compensation granted or paid in connection with the Transactions unless such bonus or compensation is included as a “Transaction Expense”) or (y) pursuant to agreements made available to Acquirer and Merger Sub prior to the date hereof (including the Management Agreement), and (II) payment of intercompany debt) or (ii) other than as would be permitted pursuant to Section 4.2(o), any claim arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Company Balance Sheet in an amount not in excess of the amounts so reflected or reserved and Transaction Expenses;

(l) Capital Expenditures. In any fiscal quarter, make any capital expenditures, capital additions or capital improvements in any amount in excess of $1,000,000 in any individual case or $5,000,000 in the aggregate or acquisition of any Person or other business enterprise or division thereof (whether by merger, consolidation, sale of stock, sale of assets or otherwise) or acquisition of any material assets except for acquisitions of inventory in the ordinary course of business consistent with past practices;

(m) Employee Benefit Plans; Pay Increases. Except as required by Applicable Law or pursuant to the terms of a Company Employee Plan or Material Contract as in effect on the Agreement Date (i) adopt or amend any Company Employee Plan, Change in Control Agreement, acceleration or severance plan (other than the adoption of the 2016 Equity Incentive Plan) or (ii) re-price any right to acquire Equity Interests of the Company or any Subsidiary or amend, accelerate or vest performance triggers or waive of any vesting terms related to any award of, or award with respect to, any Equity Interests of the Company or any Subsidiary held by any Employees, consultants, contractors, or advisors of the Company or any of the Subsidiaries;

(n) Severance Arrangements. Grant or make any change to any material severance, retention or termination pay, or the acceleration of vesting or other material benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(n) of the Company Disclosure Letter or are otherwise in the ordinary course of business consistent with past practices);

(o) Lawsuits; Settlements. (i) Settle any lawsuit, claim, proceeding or investigation (regardless of the party initiating the same) in which such settlement includes the payment on behalf of the Company or its Subsidiaries of more than $5,000,000 in the aggregate, or (ii) waive or release any material right or claim, including any write-off or other compromise of any material account receivable of the Company or any of the Subsidiaries, except in the ordinary course of business and consistent with past practice;

(p) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership requiring capital contributions by the Company or the Subsidiaries in excess of $2,000,000;

(q) Taxes. Except as required by the Code, GAAP or Applicable Law, (i) change any material election in respect of Taxes, (ii) change any material Tax accounting period, (iii) change any material method of Tax accounting, (iv) file the U.S. federal income Tax Return of the Company for the year ending April 30, 2016 (other than, for the avoidance of doubt, filing an ordinary course extension for the time to file such Tax Return), (v) file any amendment to an income Tax Return or any other material Tax Return, (vi) enter into a closing agreement with respect to Taxes, (vii) enter into any Tax sharing or similar agreement outside the ordinary course of business with respect to material Taxes (other than agreements the primary purpose of which does not relate to Taxes), (viii) assume any Liability for the material Taxes of any Person other than the Company or one of the Subsidiaries (other than in connection with Contracts, agreements, arrangements or other events the primary purpose of which does not relate to Taxes), (ix) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes, (x) settle any claim or assessment in respect of material Taxes, or (xi) enter into any platform contribution transactions under Treasury Regulation Section 1.482-7, intercompany licenses or other similar U.S.-to-foreign transfers of intangible assets giving rise to gain or loss or deferred gain or loss in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(r) Accounting. Change accounting methods or practices (including (i) any change in depreciation or amortization policies, (ii) by accelerating any accounts receivable or extending any accounts payable, (iii) deferring payment of any accounts payable other than in the ordinary course of business consistent with past practice or (iv) giving any discount other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business consistent with past practice), except in each case as required by changes in GAAP as concurred with its independent accountants and after written notice to Acquirer;

(s) Real Property. Enter into any Contract for the purchase or sale of any real property;

(t) Insurance. Materially change the amount of any insurance coverage;

(u) Interested Party Transactions. Enter into any Contract with any Person other than the Company or a Subsidiary that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.18 of the Company Disclosure Letter, or amend any Contract with any Person other than the Company or a Subsidiary that is listed on Schedule 2.18 of the Company Disclosure Letter; or

(v) Other. Take or agree in writing or otherwise to take or otherwise commit to, any of the actions described in clauses (a) through (u) in this Section 4.2.

4.3 Certain Limitations. Notwithstanding anything to the contrary in this Article IV, Acquirer acknowledges and agrees that (i) nothing contained in this Agreement shall give Acquirer, directly or indirectly, the right to control or direct the Company’s or any of the Subsidiaries’ operations during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with Article VII and the Effective Time, and (ii) during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with Article VII and the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and the Subsidiaries’ operations. No consent of Acquirer shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Law.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Board Recommendation, Stockholder Approval and Stockholder Notice.

(a) Neither the Board nor any committee thereof shall (i) withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement or (ii) recommend, endorse, adopt or approve, or propose to recommend, endorse, adopt or approve, any Acquisition Proposal or any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with, an Acquisition Proposal (such recommendation, the “Board Recommendation”).

(b) The Company shall take all action necessary in accordance with this Agreement, the DGCL, the Certificate of Incorporation and the Bylaws to obtain the Company Stockholder Approval. The Company’s obligation to obtain the Company Stockholder Approval pursuant to this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of the Board Recommendation. Following the Agreement Date, the Company shall deliver a form Written Consent and Stockholder Agreement to each Designated Company Stockholder and request that each such Designated Company Stockholder execute the Written Consent and Stockholder Agreement (unless such Company Stockholder has executed the Support Agreement); provided that each of Acquirer and Merger Sub affirm that it is not a condition to the Closing or to any of their obligations under this Agreement that any Designated Company Stockholder execute or deliver a Written Consent or Stockholder Agreement. Upon obtaining the Company Stockholder Approval, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval to Acquirer. No later than five Business Days prior to the Closing Date, the Company shall promptly, to the extent received by the Company, deliver copies of all the Written Consents and Stockholder Agreements executed by Company Stockholders (other than Consenting Stockholders).

(c) Promptly (and in any case within 15 days following the agreement by the Company and Acquirer on the form Stockholder Notice as described in the immediately following sentence) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail or otherwise deliver to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, (iii) an information statement to the Company Stockholders in connection with the solicitation of their signatures to a Written Consent and the Stockholder Agreement. The Stockholder Notice shall include (A) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and (B) such other information as Acquirer and the Company may reasonably agree is required under the DGCL to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer (which approval shall not be unreasonably withheld, conditioned or delayed), and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer (which approval shall not be unreasonably withheld, conditioned or delayed). Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required to be included under the DGCL in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

5.2 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with Article VII and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives or any Subsidiary to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, knowingly facilitate or knowingly induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that would reasonably be expected to lead to, any Acquisition Proposal or (v) submit any Acquisition Proposal to the vote of any Company Securityholders. The Company will, and will cause its Representatives and the Subsidiaries to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal, (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal, (C) request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal other than with respect to customary exceptions set forth in any applicable confidentiality or non-disclosure agreement entered into by the Company or the Subsidiaries and (D) prior to Closing, withdraw the Registration Statement and cease to take any material actions in furtherance of a public offering of Company Capital Stock. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) Unless prohibited by Applicable Law or confidentiality obligations, the Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company in the event that such notice occurs following the Agreement Date (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal or (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Unless prohibited by Applicable Law or confidentiality obligations, such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall provide Acquirer with at least 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed a Mutual Confidentiality Agreement dated as of April 24, 2016, as amended (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b) The initial press release to be issued with respect to the Transactions shall be a joint press release in the form heretofore agreed to by Acquirer and the Company. After the initial press release, Acquirer and the Company shall reasonably consult with each other prior to issuing any press release or other public communications relating to the terms of this Agreement or the Transactions, except that no such consultation shall be required if such release or communication (i) is required by Applicable Law, court process or by obligations pursuant to any listing agreement with any securities exchange (provided that prior to making any required public communications, the disclosing party will deliver a draft of such announcement to the other party and shall give such other party a reasonable opportunity to comment thereon) or (ii) consists solely of information previously disclosed in previous press releases or public communications made jointly by Acquirer and the Company or otherwise with the consent of Acquirer or the Company, as applicable. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, (x) Acquirer may make disclosure regarding this Agreement and the Transactions in connection with the Debt Financing and (y) Acquirer and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by Acquirer and the Company and do not reveal any material, non-public information regarding the other parties hereto, this Agreement or the Transactions. The parties hereto acknowledge and agree that Acquirer will file this Agreement, in the form executed by the Company and Acquirer, including a summary thereof, with the SEC.

5.4 Reasonable Best Efforts; Regulatory Approval.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

(b) Without limiting the generality or effect of the foregoing, as promptly as practicable after the Agreement Date (and, in any event, within 15 days after the Agreement Date; provided that the filing party has received from the other party all information necessary to make such filing), Acquirer and the Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act and any other foreign Applicable Law designed to prohibit, restrict or regulate the exercise of market power (collectively, the “Antitrust Laws”) in order to obtain the authorization, approval or consent of any Governmental Entity, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required in connection with the consummation of the Merger and the other Transactions. Acquirer and the Company shall each use their respective reasonable best efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Acquirer and the Company shall each pay an equal share of any filing fees associated therewith. Each of Acquirer and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the United States Federal Trade Commission, the United States Department of Justice or the Governmental Entities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws and (iv) use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as practicable, including by attempting to secure approvals without in-depth investigation by any agency competent in the enforcement or exercise of Antitrust Laws and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including taking all such action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the United States Department of Justice or any other Governmental Entity or Person may assert under any applicable Antitrust Laws with respect to the Merger to obtain clearance of the Merger.

(c) Acquirer shall, to the extent reasonably necessary to achieve the outcomes described in Section 5.4(b), effect or commit to, by consent decree, hold separate orders, or otherwise, (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquirer or its subsidiaries or the Company or the Subsidiaries, and (ii) the imposition of any limitation or regulation on the ability of Acquirer, Merger Sub or its subsidiaries or the Company or the Subsidiaries to freely conduct their business or own such assets (an “Antitrust Required Action”), in each case unless taking such Antitrust Required Action would or would reasonably be likely to materially and negatively affect the benefits reasonably expected to be obtained in the Transactions by Acquirer (any of the foregoing having such an effect, an “Antitrust Restraint”).

(d) Each of Acquirer and the Company shall promptly (and in any event within 48 hours) inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions. If Acquirer or Merger Sub (or any of their respective Affiliates, if applicable), on the one hand, or the Company, on the other hand, shall receive a request for additional information or documentary material from any Governmental Entity with respect to the Transactions pursuant to the HSR Act or any other Antitrust Laws with respect to which any such filings have been made, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with such other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Entity, each of Acquirer and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall (i) give each other reasonable advance notice of all meetings with any Governmental Entity relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep such other party reasonably apprised with respect to any oral communications with any Governmental Entity regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the Merger; provided, however, that materials may be withheld or redacted as necessary to comply with contractual arrangements and with Applicable Law, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Entity relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in this Section 5.4. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under Applicable Law or as appropriate to protect confidential business information.

(e) In furtherance and not in limitation of the covenants contained in this Section 5.4, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other Transactions as violating any Applicable Law or Order, or if any Applicable Law or Order is enacted, entered, promulgated or enforced by a Governmental Entity which would make illegal, or would otherwise prohibit or materially impair or delay, the Merger or any other Transactions, Acquirer and Merger Sub, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to contest any such action or proceeding and use all reasonable efforts to have vacated or otherwise lifted any such Applicable Law or Order, including, in the case of Acquirer, by effecting or committing to an Antitrust Required Action so long as it does not constitute an Antitrust Restraint.

5.5 Third-Party Consents; Notices.

(a) Following consultation with Acquirer, the Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.4(b) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.4(b) of the Company Disclosure Letter if entered into prior to the Agreement Date). Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

(b) Notwithstanding Section 5.3, the Company shall (and shall cause each Subsidiary to) give all notices and other information required to be given to the employees of the Company and the Subsidiaries, any union, works council, or similar labor entity or employee representation group representing any group of employees of the Company and the Subsidiaries, and any applicable Governmental Entity under WARN, the National Labor Relations Act, as amended, the Code, Consolidated Omnibus Budget Reconciliation Act and other Applicable Law in connection with the Transactions.

5.6 Notices of Certain Matters.

(a) The Company shall use its reasonable best efforts to (i) notify Acquirer in writing promptly after receipt of any written notice of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company or any of Subsidiaries, or any of its or their Employees or the Company Stockholders in their capacity as such that, had it occurred prior to the Agreement Date, would have constituted an exception to the representation set forth in the first sentence of Section 2.20 (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim or any Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any material New Litigation Claim or Litigation Claim.

(b) The Company shall use its reasonable best efforts to notify Acquirer in writing promptly after receipt of: (i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any written notice or other written communication from any Governmental Entity or any official or employee of any Governmental Entity (A) in connection with the Transactions or (B) indicating that a Company Authorization has been revoked or is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Acquirer (following the Effective Time) or the Company or the Subsidiaries, (iii) any Person asserting or threatening a claim against the Company or any Subsidiary or with respect to any of its assets or properties (including Intellectual Property) that is, or is reasonably likely to be, material to the Company and the Subsidiaries, taken as a whole, (iv) any written notice from any Tax Authority, regarding Taxes payable by the Company or the Subsidiaries that could reasonably be expected to exceed $1,000,000 or (v) any Change that, individually or in the aggregate with any other Changes, would reasonably be expected to constitute, or lead to, a Material Adverse Effect with respect to the Company.

(c) Acquirer shall use its reasonable best efforts to notify the Company in writing promptly after obtaining knowledge of: (i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any written notice or other written communication from any Governmental Entity or any official or employee of any Governmental Entity in connection with the Transactions or (iii) any Legal Proceeding by or before any Governmental Entity being initiated by or against it, or known by Acquirer to be threatened against Acquirer or any of its respective directors, officers, employees or stockholders in their capacity as such, or of any written correspondence from any Person asserting or threatening a claim against Acquirer that relates to this Agreement or the Transactions, in each of clauses (i) through (iii) that would reasonably be expected to prevent or materially delay Acquirer’s ability to consummate the Transactions.

(d) To the extent not otherwise required by this Section 5.6, each party shall notify the other party in writing promptly after obtaining knowledge of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Article VI not to be timely satisfied.

(e) No notification given pursuant to this Section 5.6 shall affect the representations, warranties, covenants or other agreements herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties hereto under this Agreement or otherwise limit or affect the remedies available hereunder to Acquirer or the Company; provided that this Section 5.6 shall not be a covenant, agreement or obligation for purposes of Section 6.2(a) or Section 6.3(a).

5.7 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall use reasonable best efforts to afford Acquirer and its Representatives reasonable access during business hours and upon reasonable advance notice to (A) the Company’s and the Subsidiaries’ properties, personnel, books, Contracts and records and (B) all other information concerning the business, results of operations, product development efforts, properties and personnel of the Company and the Subsidiaries as Acquirer may reasonably request and (ii) the Company shall use reasonable best efforts to provide to Acquirer and its Representatives (at Acquirer’s cost) true, correct and complete copies of the Company’s and the Subsidiaries’ (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes and (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any Subsidiary has been a party, to the extent available; provided that the Company may restrict the foregoing access to the extent that (x) compliance with this Section 5.7 would destroy any attorney-client privilege of the Company with respect to such communication or (y) any Applicable Law requires that such party restrict or prohibit access to any such properties or information, or the terms of any Contract require that such party restrict or prohibit access to such Contract or such access would result in a breach of, or default or acceleration or termination right under, any Contract; provided, further, that the Company shall use reasonable best efforts (at Acquirer’s cost) to seek and obtain any Third Person’s consent to disclosure of such documents and information. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall notify Acquirer in writing that it is withholding information based on this Section 5.7 and shall use its reasonable best efforts to communicate the applicable information to Acquirer in a way that would not violate the Applicable Law, Contract or obligation to or waive such privilege with respect to such communication.

(b) No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein. Nothing in this Section 5.7 or elsewhere in this Agreement shall be construed to require the Company, any of the Subsidiaries or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information (unless reasonably available to the Company under its current reporting systems or otherwise prepared in the ordinary course of business). Any investigation conducted pursuant to the access contemplated by this Section 5.7 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and the Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of the Subsidiaries. Any access to the properties of the Company or any of the Subsidiaries shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Acquirer or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.7.

5.8 Expenses; Company Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense (it being understood that such cost and expenses for the Company’s account shall be ultimately for the account of the Company Securityholders pursuant to the definition of “Merger Consideration”). At and subject to the Closing, Acquirer shall repay or cause to be repaid all (a) Company Funded Debt outstanding as of the Closing including the Prepayment Premium and related obligations to the extent covered in the related payoff letter or redemption notice and (b) all Transaction Expenses that are unpaid and due as of the Closing.

5.9 Employees.

(a) Following the Agreement Date, the Company shall reasonably cooperate with and assist Acquirer in obtaining an executed Offer Letter, Reinvestment Agreement and, if applicable, Non-Competition Agreement from each Specified Employee at or prior to the Closing, in each case in form and substance acceptable to Acquirer. As a result of the Merger, and except for the Named Employees each of whom is entering into an Offer Letter as required by this Agreement, the Specified Employees who enter into an Offer Letter after the Agreement Date and prior to the Closing Date and as otherwise required by Applicable Law, each of the current employees of the Company or any of the Subsidiaries as of immediately prior to the Effective Time shall become or remain employees of the Surviving Corporation or the appropriate Subsidiary by operation of law.

(b) Prior to Closing and no later than the deadline set forth in the Company Stock Plan, the Company shall deliver any and all notices required under the Company Stock Plan to the Company Optionholders with respect to the treatment of the Company Options under this Agreement.

(c) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Acquirer (or any subsidiary of Acquirer) in which any Continuing Employee will participate effective as of or after the Effective Time (collectively, “Acquirer Plans”), subject to Applicable Law and applicable Tax qualification requirements, Acquirer shall recognize all service of Continuing Employees with the Company and the Subsidiaries for vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance) in any Acquirer Plan in which such Continuing Employees will be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Continuing Employee participates in an Acquirer Plan that is a group health plan of Acquirer (or any subsidiary of Acquirer) following the Closing Date (an “Acquirer Welfare Plan”), Acquirer will, to the extent permitted by Applicable Law and any insurer or service provider under the applicable Acquirer Welfare Plan, cause all participation waiting periods under each Acquirer Welfare Plan that would otherwise be applicable to such Continuing Employee to be waived to the same extent waived or satisfied under the Company Employee Plan comparable to such Acquirer Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Continuing Employee’s commencement of participation in such Acquirer Welfare Plan.

(d) Prior to the Effective Time, (i) the Company shall adopt the 2016 Equity Incentive Plan and (ii) the Company shall grant New Performance Stock Units and/or New Restricted Stock Units for shares of Company Common Stock from the 2016 Equity Incentive Plan to certain of the Employees, in such amounts, and with such terms as agreed to in writing by Acquirer and the Company’s Chief Executive Officer (including that such New Performance Stock Units and/or New Restricted Stock Units shall not accelerate by reason of the Merger).

(e) The provisions of this Section 5.9 are solely for the benefit of the parties to this Agreement, and no Employee or any other Person (including any beneficiary or dependent thereof) shall be a third-party beneficiary of this Agreement (except to the extent provided in Section 8.8), and no provision of this Section 5.9 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Employee Plan or Employment Agreement or any employee program or any plan or arrangement of Acquirer or any of its subsidiaries or shall be construed to modify, amend, or establish any benefit plan, program or arrangement or in any way affect the ability of the parties hereto or any other Person to modify, amend or terminate any of its benefit plans, programs or arrangements or terminate the employment or service of any Employee.)

5.10 Assumption of New Performance Stock Units and New Restricted Stock Units. At the Effective Time, each New Performance Stock Unit and New Restricted Stock Unit that is unexpired shall be assumed by Acquirer. Each such New Performance Stock Unit and New Restricted Stock Unit so assumed by Acquirer under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the plan under which such New Performance Stock Units or New Restricted Stock Units were issued and the applicable notice of grant of stock unit or other applicable agreement) as are in effect immediately prior to the Effective Time, except that such New Performance Stock Unit or New Restricted Stock Unit shall be settled by the issuance of that number of whole shares of Acquirer Common Stock equal to the product (rounded down to the next whole number of shares of Acquirer Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Company Common Stock that were issuable upon settlement of such New Performance Stock Unit or New Restricted Stock Unit immediately prior to the Effective Time multiplied by the Equity Exchange Ratio. Consistent with the terms of the plan under which such New Performance Stock Units and New Restricted Stock Units will be issued and the applicable notice of grant of stock unit or other applicable agreement, the Merger shall not terminate any of the outstanding New Performance Stock Units and New Restricted Stock Units under such plan or accelerate the exercisability or vesting of such New Performance Stock Units or New Restricted Stock Units or the shares of Acquirer Common Stock that shall be subject to those New Performance Stock Units or New Restricted Stock Units, as the case may be, upon Acquirer’s assumption in the Merger. Promptly after the Closing Date, Acquirer shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding New Performance Stock Unit and/or New Restricted Stock Units a document evidencing the foregoing assumption by Acquirer.

5.11 Form S-8. Acquirer will use reasonable best efforts to cause the Acquirer Common Stock issuable upon exercise of any Assumed Options or the settlement of assumed New Performance Stock Units or New Restricted Stock Units to be registered with the SEC on Form S-8 as promptly as practicable following the Closing Date but in any event within 5 Business Days following the Closing Date (assuming Form S-8 is available for such registration and timely receipt of the Spreadsheet and, all restricted stock unit documentation relating to the New Performance Stock Units and New Restricted Stock Units outstanding immediately prior to the Effective Time, which registration shall also cover reoffers and resales of Acquirer Common Stock received upon such exercise and settlement), will exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as such Assumed Options or assumed New Performance Stock Units and New Restricted Stock Units remain outstanding and will reserve a sufficient number of shares of Acquirer Common Stock for issuance upon exercise or settlement thereof. If so requested by Acquirer, the Company and its counsel shall reasonably cooperate with and assist Acquirer in the preparation of such Form S-8 registration statement. The Form S-8 registration statement shall not cover the shares of Acquirer Common Stock subject to any Assumed Options, New Performance Stock Units or New Restricted Stock Units assumed by Acquirer that are held by Persons who do not become employees of Acquirer or the Surviving Corporation at the Effective Time or do not otherwise have a service relationship with Acquirer or an Affiliate of Acquirer at the Effective Time.

5.12 Termination of Benefit Plans. Except as otherwise requested by Acquirer, effective as of the day immediately preceding the Closing Date, the Company shall terminate the Company Employee Plans intended to include a Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than ten Business Days prior to the Closing Date that such 401(k) plans shall not be terminated). The Company shall provide Acquirer with evidence that such 401(k) plans and the Company Stock Plan have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to reasonable and good faith review and approval by Acquirer. The Company also shall (i) take such other actions in furtherance of terminating such 401(k) plans as Acquirer may reasonably require and (ii) cooperate with Acquirer with respect to the termination of any other Company Plans that are “employee benefit plans” within the meaning of ERISA, to the extent terminable by the Company without any action or consent of any other Person and without cost to the Company, which are identified by Acquirer.

5.13 Certain Closing Certificates and Documents.

(a) The Company shall prepare and deliver to Acquirer a draft of the Company Closing Transaction Expenses Certificate not later than five Business Days prior to the proposed Closing Date (the “Draft Delivery Date”). The Company shall provide to Acquirer, together with the Company Closing Transaction Expenses Certificate, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Transaction Expenses Certificate, including (i) with respect to the Transaction Expenses described under clauses (a), (b) and, to the extent paid to the Bain Purchasers or their Affiliates, (f) (such clauses embedded in the definition of “Transaction Expenses”), written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that has been incurred or will be incurred by such Person after the Lockbox Date (including any of such amounts that have been paid by the Company after the Lockbox Date and prior to the Closing with respect to such amounts) and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full with respect to any Transaction Expenses and shall not be owed any other amounts that would be Transaction Expenses by any of Acquirer, the Company, its Affiliates and/or the Surviving Corporation; provided, however, that if the Company is unable to obtain any written acknowledgement described in this clause (i) following good faith efforts, the Company shall provide Acquirer with its good faith estimate of the final amount of any such Transaction Expenses and include such amount on the Company Closing Transaction Expenses Certificate and (ii) with respect to any other Transaction Expenses, to the extent practicable, final invoices for the Transaction Expenses. The Company shall give, and shall cause the Subsidiaries to give, and shall instruct its Representatives and auditors to give Acquirer and its Representatives and auditors, all such reasonable access (including electronic access, to the extent reasonably available) during normal business hours (or such other times as the parties hereto may agree) and in a manner so as not to unreasonably interfere with the conduct of the Business, as Acquirer may reasonably require to the books and records of the Company and the Subsidiaries and to personnel or Representatives of the Company (including to finance personnel) for any reasonable purpose relating to the review of the Company Closing Transaction Expenses Certificate. As promptly as practicable after the Draft Delivery Date, Acquirer shall notify the Company of those items and amounts as to which Acquirer disagrees and Acquirer and the Company shall negotiate in good faith to reach agreement on the disputed items and amounts. The Company shall deliver the final version of the Company Closing Transaction Expenses Certificate (the “Final Company Closing Transaction Expenses Certificate”) (which final version shall be revised by the Company in good faith with respect to the reasonable comments of Acquirer on the Company Closing Transaction Expenses Certificate) not later than two Business Days prior to the proposed Closing Date.

(b) The Company shall prepare and deliver to Acquirer not later than five Business Days prior to the proposed Closing Date a draft of its good faith estimate of a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information, as of immediately prior to the Effective Time: (i) the names of all of the Converting Holders and, where available, their respective addresses and work e-mail addresses, (ii) the number and type of shares of Company Common Stock held by, and subject to the Company Options, New Performance Stock Units and New Restricted Stock Units, in each case held by such Converting Holders and, in the case of certificated shares, the respective certificate numbers, if applicable, (iii) the exercise price per share of Company Common Stock in effect for each Company Option, (iv) the vesting status and schedule with respect to each Company Option, New Performance Stock Unit, New Restricted Stock Unit and Unvested Company Share, (v) the calculation of Fully-Diluted Company Common Stock, Merger Consideration and Per Share Merger Consideration, (vi) the calculation of aggregate cash amounts payable to each such Converting Holder pursuant to Section 1.3(a) and, in the case of any Reinvestment Stockholders, the Cash Reinvestment Portion to be subtracted therefrom and (vii) the vesting schedule with respect to the cash and shares of Acquirer Common Stock issuable to each Converting Holder in exchange for Unvested Company Shares pursuant to Section 1.3(a)(i) and Section 1.3(a)(iv). The Company shall provide to Acquirer, together with the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Spreadsheet. The Company shall give, and shall cause the Subsidiaries to give, and shall instruct its Representatives and auditors to give Acquirer and its representatives and auditors, all such reasonable access (including electronic access, to the extent reasonably available) during normal business hours (or such other times as the parties hereto may agree) and in a manner so as not to unreasonably interfere with the conduct of the Business, as Acquirer may reasonably require to the books and records of the Company and the Subsidiaries and to personnel or Representatives of the Company for any purpose relating to the review of the Spreadsheet. As promptly as practicable, Acquirer shall notify the Company of any errors or details as to which Acquirer disagrees and Acquirer and the Company shall negotiate in good faith to reach agreement on any errors and disagreements. The Company shall deliver the final version of the Spreadsheet (the “Final Spreadsheet”) (which final version shall be revised by the Company in good faith with respect to the reasonable comments of Acquirer on the Spreadsheet) not later than two Business Days prior to the proposed Closing Date.

5.14 Tax Matters.

(a) Each of Acquirer and the Company shall, and the Company shall use its commercially reasonable efforts to cause each Company Securityholder to, cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company and the Company Securityholders agrees to retain all books and records with respect to Tax matters pertinent to the Company and the Subsidiaries relating to any Taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective Taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b) Acquirer and the Company intend that the cash payable to the holders of Company Common Stock pursuant to Section 1.3(a)(i) will be treated as received in exchange for the applicable holder’s Company Common Stock, and agree to report such payments for income Tax purposes as consideration for such holder’s Company Common Stock and, except as otherwise required by Applicable Law, not as compensation for services.

(c) If reasonably requested in writing by Acquirer upon the advice of Acquirer’s advisors, the Company shall, on the Closing Date prior to the Effective Time, prepare and file (via U.S. certified mail) a valid IRS Form 8832 election effective on Closing Date to cause Blue Coat Systems International Sàrl to change its classification to that of a disregarded entity for U.S. federal Tax purposes in accordance with Treasury Regulation Section 301.7701-3. Prior to the Closing, the Company shall furnish to Acquirer a copy of such executed Form 8832 election and proof of mailing (to the appropriate IRS address) consisting of a postmarked U.S. certified mail receipt (“Form 8832 Documents”).

5.15 280G Stockholder Approval. Promptly following the execution of this Agreement, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (a) a vote of the holders of Company Common Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (b) the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the parachute payment waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Common Stock pursuant to this Section 5.15, which parachute payment waivers shall be in a form mutually agreed by the parties hereto and be delivered to Acquirer by the Company at the Closing to the extent received.

5.16 Debt Financing.

(a) The Company shall notify Acquirer promptly after gaining actual knowledge that any of the Company Financial Information is not or ceases to be Compliant.

(b) The Company shall, and shall cause each of the Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide to Acquirer such cooperation and assistance, as may be reasonably requested by Acquirer in connection with the debt financing contemplated by the Debt Commitment Letter (the “Debt Financing”) (provided that such cooperation and assistance does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries), which shall include using reasonable best efforts to:

(i) cause its legal, finance and accounting and management teams, with appropriate seniority and expertise, including its senior executive officers, and external auditors and counsel to assist in preparation for and to participate in a reasonable number of meetings (including meetings with prospective lenders), presentations, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice;

(ii) assist with the syndication or other marketing of the Debt Financing, including assisting Acquirer with preparation by Acquirer of customary rating agency presentations, bank information memoranda, credit agreements, bank syndication materials, marketing documents and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof;

(iii) furnish Acquirer and the Debt Financing Sources with the Company Financial Information and, upon any Company Financial Information ceasing to be Compliant, to supplement or update the Company Financial Information so that it is Compliant, and assist Acquirer with Acquirer’s preparation of pro forma financial information, projections and other sections of any customary marketing documents in connection with the Debt Financing;

(iv) reasonably cooperate with requests for due diligence from Acquirer or potential Debt Financing Sources;

(v) assist Acquirer in obtaining corporate and facilities ratings in connection with the Debt Financing;

(vi) facilitate the pledging of collateral of the assets of the Company or the Subsidiaries (including assisting with the execution, preparation and delivery of original stock certificates (or local equivalents) and other certificated securities of the Company or the Subsidiaries that are to be pledged under the Debt Financing and original stock powers executed in blank (or local equivalents) to the Debt Financing Sources (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date) and take reasonable steps necessary to permit the Debt Financing Sources to evaluate the assets and cash management and accounting systems for purposes of establishing collateral arrangements to the extent customary and not unreasonably interfering with the business of the Company and the Subsidiaries; provided that no pledge shall be effective until the Closing and the delivery of any such original stock certificates and other certificated securities and original stock powers shall be delivered in escrow pending release at Closing;

(vii) furnish Acquirer and the Debt Financing Sources promptly, and in any event at least three Business Days prior to the Closing Date to the extent requested in writing at least ten Business Days prior to the Closing Date, with all documentation and other information required by Governmental Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001), to the extent required in respect of the Company or any Subsidiaries;

(viii) take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Acquirer to permit the consummation of the Debt Financing; provided that neither the board of the directors or governing body of the Company nor any board of directors or governing body of any Subsidiary shall be required to enter into any resolutions or take similar action approving the Debt Financing;

(ix) assist with the preparation of and providing information necessary for completion of any solvency or other financial certificate delivered by Acquirer, the schedules to any pledge and security documents and other definitive financing documents in connection with the Debt Financing;

(x) cooperate with the execution of, any pledge and security documents and other definitive financing documents to the extent being executed by any Person who is an officer of the Company or any Subsidiary prior to the Merger (which such documentation will not be effective until the occurrence of the Closing);

(xi) cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing to the extent satisfaction of such condition requires the cooperation of, or is within the control of, the Company and the Subsidiaries;

(xii) obtain and provide customary authorization letters with respect to Company Financial Information included in the bank information memoranda, waivers and insurance certificates and endorsements to the extent reasonably requested by Acquirer or the Debt Financing Sources; and

(xiii) take such action as may be necessary to satisfy and discharge the Company Notes and terminate the Company Credit Agreement and any other related collateral agreement, guaranty or similar agreement, effective at the Effective Time (and upon payment by Acquirer at such time of any outstanding obligations under the Company Credit Agreement and the amounts contemplated by Section 5.16(c) with respect to the Company Notes), and to obtain a customary payoff letter with respect to the Company Credit Agreement on or prior to the Closing or deliver a notice of redemption with respect to the Company Notes on or prior to the Closing as reasonably requested by Acquirer and, with respect to the notice of redemption, in accordance with Section 5.16(c) and Section 5.16(d).

(c) In coordination with Acquirer, at Acquirer’s request, the Company shall (i) send a notice of redemption with respect to the Company Notes (which shall be in form required under the Company Indenture and conditioned solely upon the consummation of the Closing, if sent prior to the Closing, and shall become irrevocable upon the consummation of the Closing) to Wilmington Trust, National Association, as trustee under the Company Indenture (the “Trustee”), (ii) take such actions as may be required under the Company Indenture to cause the Trustee to proceed with the redemption of such Company Notes and to provide the notice of redemption (conditioned upon consummation of the Closing, if provided prior to the Closing, and which shall become irrevocable upon the consummation of the Closing) to the holders of such Company Notes pursuant to the Company Indenture and (iii) take all other actions and prepare and deliver all other documents required under the Company Indenture (including any officers certificates and legal opinions) as may be required under the Company Indenture to issue a notice of redemption (conditioned upon consummation of the Closing, if issued prior to the Closing) for such Company Notes in accordance with the Company Indenture providing (x) for the redemption on the Closing Date or such later date as shall be specified by Acquirer of all of the outstanding aggregate principal amount of such Company Notes (together with all accrued and unpaid interest and applicable Prepayment Premiums related to such Company Notes) and (y) to the extent requested by Acquirer, for satisfaction and discharge of the Company Notes (the “Redemption”) and the Company Indenture, pursuant to the requisite provisions of the Company Indenture (subject to the consummation of the Closing, if sent prior to the Closing, and which shall become irrevocable upon the consummation of the Closing, and the irrevocable deposit with the Trustee on the Closing Date of funds sufficient to pay in full the outstanding aggregate principal amount of, and accrued and unpaid interest through the redemption date on, and applicable Prepayment Premiums related to, such Company Notes, as arranged and deposited by Acquirer).

(d) The notice of redemption delivered to the Trustee and holders of the Company Notes (if delivered prior to Closing) shall state that the redemption date may be delayed until such time as any condition to redemption stated therein shall be satisfied (which shall be limited to consummation of the Closing) or such Redemption may not occur and such notice may be rescinded in the event such condition shall not have been satisfied. At the Closing, Acquirer shall make, or cause to be made, a deposit with the Trustee of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable Prepayment Premiums related to, such Company Notes.

(e) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 5.16 shall require the Company or any of the Subsidiaries or their Representatives, as applicable, to pay any commitment or other fees or reimburse any expenses with respect to the Debt Financing and the Redemption or incur any Liability or give any indemnities with respect to such Debt Financing or the Redemption that are not contingent upon the Effective Time. Any of the out-of-pocket costs incurred by the Company, the Subsidiaries and their Representatives in connection with the arrangement of the Debt Financing or the Redemption shall be deemed excluded from the definition of Transaction Expenses. The Company hereby consents to the use of all of the Company’s and the Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to harm or disparage the Company or any of its Affiliates or their reputation or goodwill. Notwithstanding the foregoing, (A) nothing in this Section 5.16 shall require cooperation or assistance to the extent that it would (x) cause any condition to the Closing set forth in Section 6.1 or Section 6.3 to not be satisfied or otherwise cause any breach of this Agreement, (y) reasonably be expected to conflict with or violate any Applicable Law or (z) cause the Company and/or the Subsidiaries to violate any obligation of confidentiality (not created in contemplation hereof) binding on the Company and/or the Subsidiaries (provided that in the event that the Company and/or the Subsidiaries do not provide information in reliance on the exclusion in this clause (z), the Company and/or the Subsidiaries shall use commercially reasonable efforts to provide notice to Acquirer promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)), (B) none of the directors of the Company or any Subsidiary, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument with respect to the Debt Financing or adopt any resolutions approving the agreements, documents and instruments pursuant to which such Debt Financing is obtained and (C) none of the Company, the Subsidiaries or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Debt Financing contemplated by the Debt Commitment Letter that is not contingent upon the Closing or that would be effective prior to the Effective Time. Nothing hereunder will require any officer or Representative of the Company or any of the Subsidiaries to deliver any certificate or opinion or take any other action that would result in personal liability to such officer or representative. None of the Company or the Subsidiaries shall have any liability to Acquirer or Merger Sub in respect of any financial information or data or other information provided pursuant to this Section 5.16 or Section 5.17, including financial statements, except in the case of fraud. Acquirer shall indemnify, defend and hold harmless each of the Company, the Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Debt Financing and the performance of their respective obligations under this Section 5.16 and Section 5.17 and any information utilized in connection therewith, except to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them arose out of or resulted from (x) the willful misconduct of the Company, the Subsidiaries or their respective Representatives or (y) the Company Financial Statements, the Company Financial Information or any other information provided by (or authorized by the Company to be provided by) the Company, the Subsidiaries, their Representatives or their Affiliates for use in or in connection with the Debt Financing. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.16 and Section 5.17 represent the sole obligation of the Company and the Subsidiaries with respect to cooperation and assistance in connection with the arrangement of the Debt Financing.

5.17 Company Financial Statements. The Company will use reasonable best efforts to deliver to Acquirer as promptly as practicable following the closing of the fiscal quarter of the Company ending on July 31, 2016, the unaudited consolidated balance sheet of the Company and the Subsidiaries as at the end of, and related statements of income and cash flows of the Company and the consolidated Subsidiaries for, such fiscal quarter, together with financial statements for the corresponding portion of the previous year, in each case, prepared in accordance with GAAP, except for the absence of footnotes and subject to normal year-end adjustments (“Updated Financial Statements”). For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.17 represent the sole obligation of the Company and the Subsidiaries to provide any financial statements in connection with the arrangement of the Debt Financing, other than the Company Financial Statements.

5.18 Director and Officer Indemnification.

(a) If the Merger is consummated, then until the sixth anniversary of the Closing Date, Acquirer will cause the Surviving Corporation and the Subsidiaries to fulfill and honor in all respects the obligations of the Company or the Subsidiaries to its present and former directors, managers and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company or the Subsidiaries in effect on the Agreement Date or pursuant to the Organizational Documents of the Company and the Subsidiaries, in each case, in effect on the Agreement Date, with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time, in each case, subject to Applicable Law. The Organizational Documents of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the Company Indemnified Parties as those contained in the Organizational Documents of the Company as in effect on the Agreement Date, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the Company Indemnified Parties, unless such modification is required by Applicable Law.

(b) Prior to the Effective Time, the Company shall purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. Acquirer shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.

(c) This Section 5.18 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Acquirer and the Surviving Corporation, as applicable, and shall be enforceable by the Company Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.18 without the written consent of such affected Company Indemnified Party; provided that recourse shall first be against the Tail Insurance Coverage until it is exhausted before recovery against Acquirer shall take place.

5.19 Section 16 Matters. Prior to the Effective Time and to the extent compliant with Applicable Law, the board of directors of Acquirer, or a committee thereof consisting of nonemployee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that (a) the acquisition of shares of Acquirer Common Stock in exchange for the Cash Reinvestment Portion or (b) the receipt of options to purchase Acquirer Common Stock in exchange for its Company Options, in each case pursuant to the Transactions, by each individual (including through affiliates of such individual) who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquirer is intended to be exempt under Rule 16b-3 under the Exchange Act.

5.20 Acquirer Financing Covenant.

(a) Each of Acquirer and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange, obtain and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter on or prior to the date on which the Closing is required to occur pursuant to Section 1.1(c), including using reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter until consummation of the Transactions, subject to modifications permitted hereunder and except as set forth in any flex provisions existing on the date hereof, (ii) negotiate and execute definitive agreements with respect to the Debt Financing on the terms contained in the Debt Commitment Letter, (iii) satisfy or waive on a timely basis all conditions and covenants applicable to Acquirer or Merger Sub in the Debt Commitment Letter and (iv) consummate the Debt Financing at or prior to the Closing, including by taking enforcement action to cause the Debt Financing Sources to comply with their obligations under the Debt Commitment Letter and to fund such Debt Financing at Closing. Acquirer shall keep the Company reasonably informed with respect to any developments concerning the status of the Debt Financing that Acquirer determines in good faith to be material. Acquirer and Merger Sub shall provide the Company, upon reasonable request, with copies of any agreements relating to the Debt Financing and such other information and documentation regarding such Debt Financing as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities.

(b) In the event that any portion of the Debt Financing becomes unavailable in the manner or from the Debt Financing Sources contemplated in the Debt Commitment Letter, (i) Acquirer shall so notify the Company and (ii) if required in order to obtain the funds necessary for Acquirer to perform its obligations hereunder, Acquirer and Merger Sub shall use reasonable best efforts to arrange and obtain, and negotiate and enter into definitive agreements with respect to, alternative financing in an amount sufficient to consummate the Transactions upon terms and conditions not materially less favorable, taken as a whole, to Acquirer and Merger Sub (as determined by Acquirer in good faith) and to the Company (with respect to conditionality) than those in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date). To the extent Acquirer obtains alternative financing pursuant to this clause (b), references to the “Debt Financing” and “Debt Commitment Letter” (and other like terms in this Agreement) shall be deemed to refer to such alternative financing. Acquirer and Merger Sub shall provide the Company the new financing commitment and related fee letter, and any related Contracts pursuant to which any such alternative source shall have committed to provide Acquirer with any portion of the Debt Financing substantially concurrently with the execution thereof.

(c) Acquirer shall promptly notify the Company in writing: (i) upon obtaining knowledge of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Debt Commitment Letter if such material breach or default could reasonably be expected to affect the timely availability of, or the amount of, the Debt Financing, (ii) of the receipt by any of Acquirer or Merger Sub or any of their respective Affiliates or Representatives of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter that could reasonably be expected to affect the timely availability of, or the amount of, the Debt Financing, (iii) if for any reason any of Acquirer or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter and (iv) of the termination or expiration of the Debt Commitment Letter. As soon as reasonably practicable, after the Company delivers to Acquirer or Merger Sub a written request, such party shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in this Section 5.20(c)).

(d) None of Acquirer or Merger Sub shall permit or consent, without the prior written consent of the Company, to (i) any amendment, supplement or modification to be made to the Debt Commitment Letter if such amendment, supplement or modification would (A) change, expand or impose new conditions precedent to the funding of the Debt Financing from those set forth therein on the date hereof, (B) delay the funding of the Debt Financing or reasonably be expected to impair, delay or prevent the availability of all or a portion of such Debt Financing or the consummation of the Transactions, (C) reduce the aggregate cash amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any flex provisions existing on the date hereof)) or (D) otherwise adversely affect the ability of Acquirer or Merger Sub to consummate the Transactions or the timing of the Closing (collectively, the “Restricted Commitment Letter Amendments”), (ii) any waiver of any remedy available to Acquirer or Merger Sub under the Debt Commitment Letter (unless such waiver would not be a Restricted Commitment Letter Amendment) and (iii) early termination of the Debt Commitment Letter.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing in accordance with Section 8.2 at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained and in full force and effect at the time of the Closing.

(b) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no Applicable Law (other than an Antitrust Law) or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

(c) Antitrust Filings. (i) All waiting periods (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or otherwise been terminated, and (ii) all clearances, consents, approvals, orders and authorizations of Governmental Entities required by the Antitrust Laws of the jurisdictions set forth on Annex A shall have been obtained, and all waiting periods (and extensions thereof) applicable to the Merger under the Antitrust Laws of the jurisdictions set forth on Annex B shall have expired or otherwise been terminated.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver in writing in accordance with Section 8.2 at or prior to the Closing Date of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by Acquirer and Merger Sub in Section 3.1 (Organization of Acquirer and Merger Sub), Section 3.2 (Authority) shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of the Closing (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates) and (ii) the other representations and warranties made by Acquirer and Merger Sub herein shall be true and correct (without giving effect to any limitation as to “materiality,” “material,” “in all material respects,” or “Material Adverse Effects,” or other similar terms set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates), other than for such failures to be true and correct that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect with respect to Acquirer or Merger Sub. Acquirer and Merger Sub shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer and Merger Sub at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

6.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver in writing in accordance with Section 8.6 at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. (i) The representations and warranties made by the Company in Section 2.1(a) (Organization of the Company) and Section 2.2 (Authority) shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates), (ii) the representations and warranties made by the Company in Section 2.6(a) (Company Capital Structure) shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct in all material respects with respect to such specified date or dates) and (iii) the other representations and warranties made by the Company in Article II herein shall be true and correct (without giving effect to any limitation, other than for purposes of Section 2.9(s), as to “materiality,” “material,” “in all material respects,” or “Material Adverse Effects,” or other similar terms set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates), other than for such failures to be true and correct that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect with respect to the Company. The Company shall have performed and complied in all material respects with all other covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii),(ix) and (xi) in Section 1.2(b).

(c) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other regulatory restraint or prohibition issued by any Governmental Entity limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing shall be in effect to the extent such Order, restraint or prohibition would constitute an Antitrust Restraint, and no litigation seeking to impose an Antitrust Restraint shall be pending by any Governmental Entity.

(d) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred and be continuing a Material Adverse Effect with respect to the Company.

(e) Investment Agreement. The Investment Agreement shall have been executed and delivered by the Bain Purchasers. As of the Closing Date, no action shall have been taken by the Bain Purchasers to rescind, invalidate or modify the Investment Agreement other than with respect to permitted assignments of the Bain Purchaser’s rights under the Investment Agreement, as otherwise contemplated by Section 1.4(b)(ii) or in respect of modifications permissible under the Investment Agreement or consented to by Acquirer.

ARTICLE VII

TERMINATION

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a) by mutual written consent duly authorized by Acquirer and the Company;

(b) by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before December 12, 2016 or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within ten Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), or (ii) the Company Stockholder Approval is not obtained within two hours following the execution of this Agreement; provided that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to Acquirer if Acquirer or Merger Sub is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 6.1 or Section 6.2 would not be satisfied; or

(e) by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within ten Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured); provided that the right to terminate this Agreement pursuant to this Section 7.1(e) will not be available to the Company if the Company is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 6.1 or Section 6.3 would not be satisfied.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates or the Debt Financing Source Related Parties; provided that (a) Section 5.3 (Confidentiality; Public Disclosure), Section 5.8 (Expenses; Company Debt), this Section 7.2 (Effect of Termination), Article Article VIII (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any intentional fraud, committed with actual knowledge, or a Willful Breach of any covenant, agreement or obligation of, such party herein.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties made by the Company herein and in the certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, the representations and warranties made by Acquirer and Merger Sub herein and in the certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except with respect to the obligations of Acquirer and Merger Sub to make the payments provided for in Article I and to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing. None of the covenants of any party required to be performed by such party before the Closing will survive the Closing. Notwithstanding anything to the contrary in this Agreement, it is the intention of the parties hereto, to the extent permitted by Applicable Law, that the provisions of this Section 8.1 supersede any applicable statutes of limitations with respect to the applicable representations and warranties. Acquirer and Merger Sub (on behalf of themselves and their Affiliates and Representatives (including, following the Closing, the Surviving Corporation and the Subsidiaries of the Surviving Corporation)) hereby waive, from and after the Closing, any and all rights, claims and causes of action (other than claims for intentional fraud, committed with actual knowledge, with respect to representations and warranties expressly set forth in this Agreement) which Acquirer or Merger Sub or any of their Affiliates and Representatives may have against the Company or any of its Affiliates or Representatives or any other Person arising under or based upon this Agreement (other than as may be set forth in any Letter of Transmittal or Transaction Document).

8.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Acquirer or Merger Sub, or, following Closing, the Company, to:

Symantec Corporation

350 Ellis St.

Mountain View, CA 94043

Attention: General Counsel

Facsimile No.:

Telephone No.:

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention:        Douglas N. Cogen

                         Scott B. Joachim

                         David K. Michaels

Facsimile No.: (650) 938-5200

Telephone No.: (650) 988-8500

(b) if to the Company prior to the Closing, to:

Blue Coat, Inc.

384 Santa Trinita Avenue

Sunnyvale, CA 94085

Attention: Chief Executive Officer and General Counsel

Facsimile No.: (408) 220-2175

Telephone No.: (408) 220-2200

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Attention: William M. Shields and Charles F. Boer

Facsimile No.: (617) 951-7050

Telephone No.: (617) 951-7000

Any notice given as specified in this Section 8.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

8.3 Provision Respecting Legal Representation. It is acknowledged by each of the parties hereto that the Company has retained Ropes & Gray LLP (“Ropes”) to act as its counsel in connection with the Transactions and that Ropes has not acted as counsel for any other party hereto in connection with the Transactions (the “Acquisition Engagement”). Each of Acquirer and the Company hereby agrees that, in the event that a dispute arises after the Closing between Acquirer, the Surviving Corporation or any of their respective subsidiaries, on the one hand, and the Company Securityholders, on the other hand, Ropes may represent any or all of the Company Securityholders in such dispute even though the interests of the Company Securityholders may be directly adverse to Acquirer, the Surviving Corporation or any of their respective subsidiaries, without the need for any future waiver or consent, and even though Ropes formerly may have represented the Company or any of the Subsidiaries in a matter substantially related to such dispute; provided, however, that this sentence shall not apply if Ropes previously had handled or, at the time of such dispute, is handling any ongoing matters substantially related to such dispute for Acquirer, the Surviving Corporation or any of their respective subsidiaries. To the extent that any communication between the Company or the Subsidiaries, on the one hand, and Ropes, on the other hand, directly relates to the Acquisition Engagement and such dispute, such communication shall, for so long as the confidentiality of such communication is preserved by the parties thereto, be deemed to be attorney-client confidences that belong solely to the Company Securityholders, and not the Company or Surviving Corporation (“Confidential Communications”). Neither Acquirer nor any of its Affiliates, including the Surviving Corporation, shall have access to (and Acquirer hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any files or work product of Ropes, to the extent that they include Confidential Communications, whether or not the Closing occurs. Without limiting the generality of the foregoing, Acquirer acknowledges and agrees, for itself and on behalf of its Affiliates, including the Surviving Corporation, upon and after the Closing: (i) the Company Securityholders and Ropes shall be the sole holders of the attorney-client privilege with respect to the Confidential Communications, and neither Acquirer nor any of its Affiliates, including the Surviving Corporation, shall be a holder thereof, (ii) to the extent that files or work product of Ropes in respect of the Acquisition Engagement constitute property of the client, only the Company Securityholders shall hold such property rights and have the right to waive or modify such property rights with respect to the Confidential Communications and (iii) Ropes shall have no duty whatsoever to reveal or disclose any such Confidential Communications to Acquirer or any of its Affiliates, including the Surviving Corporation, by reason of any attorney-client relationship between Ropes and the Company or otherwise; provided that, to the extent any communication includes Confidential Communications, Ropes shall provide appropriately redacted versions of such communications, files or work product to Acquirer or its Affiliates, including the Surviving Corporation. Notwithstanding anything to the contrary in the foregoing, in the event that a dispute arises between any of Acquirer or the Surviving Corporation or their Affiliates, on the one hand, and any of the Company Securityholders, on the other hand, concerning the matters contemplated in this Agreement, Acquirer, for itself and on behalf of its Affiliates and the Surviving Corporation and its Affiliates, agrees that Acquirer, the Surviving Corporation and their Affiliates shall not offer into evidence or otherwise attempt to use or assert Confidential Communications against the Company Securityholders.

8.4 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument (other than the Registration Statement) or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires (a) words of any gender include each other gender and neutral forms of such words, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (d) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (e) references to any Person include the successors and permitted assigns of that Person, (f) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively.(g) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (h) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 24 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 24 hours prior to the execution of this Agreement. The symbol “$” and references to “dollars” refers to United States Dollars and all references to currency amounts shall be to United States Dollars unless explicitly indicated otherwise. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next succeeding Business Day, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

8.5 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Company may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Company. Notwithstanding anything to the contrary contained herein, Section 7.2, clause (v) of Section 8.8, the fifth sentence of Section 8.11, the proviso of the first sentence of Section 8.12, the last sentence of Section 8.12, Section 8.14 and the penultimate sentence of this Section 8.5 may not be amended, modified, waived or terminated in a manner that adversely impacts the Debt Financing Source Related Parties without the prior written consent of the Debt Financing Sources. Notwithstanding anything to the contrary contained herein, Section 8.8, the sixth, seventh and eighth sentences of Section 8.11, and this sentence may not be amended, modified, waived or terminated in a manner that adversely impacts the SL Investors without the prior written consent of such SL Investors.

8.6 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, (c) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein and (d) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (A) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company and (B) with respect to Acquirer and/or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

8.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

8.8 Entire Agreement; Parties in Interest. This Agreement and the Transaction Documents, including all the exhibits attached hereto and thereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that (v) the Debt Financing Source Related Parties shall be express third party beneficiaries of and shall be entitled to rely upon the penultimate sentence of Section 8.5, the fifth sentence of Section 8.11, the proviso in the first sentence of Section 8.12, the last sentence of Section 8.12, Section 8.14 and clause (v) of this Section 8.8, and each Debt Financing Source Related Party may enforce such provisions, (w) the SL Investors shall be express third party beneficiaries of and shall be entitled to rely upon the last sentence of Section 8.5, the sixth, seventh and eighth sentences of Section 8.11 and this clause (w) of this Section 8.8 and each SL Investor may enforce such provisions, (x) Section 5.18 is intended to benefit the Company Indemnified Parties, and Company Indemnified Parties shall be express third party beneficiaries of and shall be entitled to rely upon Section 5.18, (y) Ropes shall be an express third party beneficiary of Section 8.3 and (z) the Non-Parties shall be express third party beneficiaries of and shall be entitled to rely upon Section 8.11). Notwithstanding the foregoing, it is hereby acknowledged and agreed by the parties hereto that each of the Company Securityholders is intended to be an express third-party beneficiary of the rights of such Person to receive the consideration set forth in Article I. The parties hereto acknowledge and agree that, prior to the Effective Time, each holder of Equity Interests of the Company will be a third-party beneficiary of this Agreement for the purpose of pursuing claims for damages (including damages based on the loss of the economic benefits of the Merger, including the loss of the premium offered to such holder) and, to the extent such damages are awarded by a court, enforcing such an award for and accepting damages under this Agreement in the event of a failure by Acquirer or Merger Sub to effect the Merger as required by the terms of this Agreement or Willful Breach by Acquirer or Merger Sub. The rights granted pursuant to the immediately preceding sentence of this Section 8.8 will be enforceable only by the Company in its sole and absolute discretion, on behalf of the Company Securityholders.

8.9 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate all or a portion of its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.10 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.11 Remedies Cumulative; Specific Performance; Non-Recourse. The parties hereto understand and agree that the covenants and undertakings herein contained are uniquely related to the desire of the parties hereto to consummate the Transactions, that the Transactions represent a unique business opportunity at a unique time for each of the parties hereto and further agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its terms. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein. In the event that any Legal Proceeding should be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law. Without limiting the obligations of the Debt Financing Sources under the Debt Commitment Letter and the rights of Acquirer and Merger Sub under the Debt Commitment Letter, the Company acknowledges and agrees that no Debt Financing Source Related Party shall have any Liability or obligation to the Company (or any of its Affiliates or any of its or their respective shareholders, partners, members, Employees, agents or Representatives) in connection with this Agreement or any Transactions if such Debt Financing Source Related Party breaches or fails to perform (whether willfully, intentionally, unintentionally or otherwise) any of its obligations under the Debt Commitment Letter and the Company (on behalf of itself, its Affiliates and its and their respective shareholders, partners, members, Employees, agents and Representatives) hereby waives any rights or claims against each Debt Financing Source Related Party in connection with this Agreement and the Debt Financing, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself, its Affiliates and its and their respective shareholders, partners, members, Employees, agents and representatives) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Debt Financing Source Related Party in connection with this Agreement or any Transaction (including any action or proceeding relating to the Debt Financing). This Agreement may only be enforced against, and any Legal Proceeding that may be based upon, in respect of, arise under, out of or by reason of, this Agreement, or the negotiation, execution, performance or breach (whether willful, intentional, unintentional or otherwise), of this Agreement, including any representation or warranty made or alleged to have been made in, in connection with or as an inducement to, this Agreement (each of such above-described legal, equitable or other theories or sources of liability, a “Recourse Theory”) may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as the parties hereto in the preamble to and signature pages of this Agreement and solely in their capacities as such. No Person who is not a party hereto (including (a) any former, current or future direct or indirect equity holder, controlling Person, management company, incorporator, member, partner, manager, director, officer, employee, agent, Affiliate, attorney or representative of, and any financial advisor or lender to, or direct or indirect holder of notes issued by (all above-described Persons in this subclause (a), collectively, “Affiliated Persons”), a party hereto or any Affiliate of such party, and (b) any Affiliated Persons of such Affiliated Persons but specifically excluding the parties hereto (the Persons in subclauses (a) and (b), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the parties hereto, “Non-Parties”)) will have any liability whatsoever in respect of, based upon or arising out of any Recourse Theory. Without limiting the rights of any party hereto against the other parties hereto as set forth herein, in no event will any party hereto, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Legal Proceeding under any Recourse Theory against any Non-Party. Notwithstanding anything to the contrary in the foregoing, nothing shall limit (x) any rights of Acquirer against (i) the Bain Purchasers under the Investment Agreement or the indenture contemplated thereby or (ii) the Named Employees under each of the Transaction Documents to which they are a party, or (y) the rights of any party hereto against any Non-Party arising under or in respect of a separate agreement binding on such party and Non-Party.

8.12 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that, notwithstanding the foregoing, any disputes involving the Debt Financing Source Related Parties will be governed by and construed in accordance with the applicable laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any law other than the law of the State of New York. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that delivering of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto agree that it will not bring, or support the bringing of, any Legal Proceeding, action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether arising in contract, tort, equity or otherwise, against the Debt Financing Source Related Parties in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

8.13 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. The parties hereto intend that each representation, warranty, and covenant contained herein shall have independent significance (i.e., if any party hereto has breached any representation, warranty, or covenant contained herein (or is otherwise entitled to indemnification) in any respect, the fact that there exists another representation, warranty, or covenant (including any indemnification provision) relating to the same subject matter (regardless of the relative levels of specificity) which the party hereto has not breached (or is not otherwise entitled to indemnification with respect thereto) shall not detract from or mitigate the fact that the party hereto is in breach of the first representation, warranty, or covenant (or is otherwise entitled to indemnification pursuant to a different provision)).

8.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE

TRANSACTIONS (INCLUDING THE DEBT FINANCING AND THE DEBT COMMITMENT LETTER) OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

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IN WITNESS WHEREOF, Acquirer, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SYMANTEC CORPORATION

By:	/s/ Scott C. Taylor
Name:	Scott C. Taylor
Title:	Executive Vice President, General Counsel
and Secretary

S-B0616 MERGER SUB, INC.

By:	/s/ Scott Taylor
Name:	Scott C. Taylor
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

BLUE COAT, INC.

By:	/s/ Matthew MacKenzie
Name:	Matthew MacKenzie
Title:	Chief of Staff and General Counsel

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“2016 Equity Incentive Plan” means the Company’s 2016 Equity Incentive Plan in form and substance mutually agreed between the parties hereto as of the Agreement Date.

“Acquirer Common Stock” means the Common Stock, par value $0.01 per share, of Acquirer.

“Acquirer Stock Price” means the volume weighted average price per share of Acquirer Common Stock as reported on Nasdaq for the five consecutive trading days ending with the trading day that is the Closing Date.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (a) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 20% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (b) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of the assets of the Company and the Subsidiaries representing 20% or more of the consolidated revenues, net income or assets, taken as a whole, in any single transaction or series of related transactions or (c) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Bain Purchasers” has the meaning set forth in the Investment Agreement.

“Bain Stockholders Agreement” means the Amended and Restated Stockholders Agreement dated May 22, 2015, as amended and restated on September 9, 2015, by and among Blue Coat, Inc. (formerly named Batman Holdings, Inc.), Batman Intermediate Holdings A, Inc., Batman Intermediate Holdings B, Inc., Blue Coat Holdings, Inc., Future Fund Investment Company No. 5 Pty Ltd and the Investors, Other Investors and Managers named therein.

“Business” means the business of the Company and the Subsidiaries as currently conducted.

“Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in New York, New York and San Francisco, California.

“Cash Reinvestment Portion” means, with respect to each Reinvestment Stockholder, the cash amount set forth as Item 6A on Schedule A to such Reinvestment Stockholder’s Reinvestment Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means, collectively, the Company Common Stock.

“Company Closing Transaction Expenses Certificate” means a certificate setting forth the amount of any Transaction Expenses (including an itemized list of each Transaction Expense with a description of the nature of such Transaction Expense and the Person to whom such Transaction Expense is owed).

“Company Common Stock” means the common stock, par value of $0.001 per share, of the Company, and includes any Company Restricted Stock.

“Company Credit Agreement” means the Credit Agreement, dated as of May 22, 2015, by and among Batman Intermediate Holdings B, Inc., Blue Coat Holdings, Inc. (as successor by merger to Batman Merger Sub, Inc.), the Lenders party thereto, Jefferies Finance LLC, as Administrative Agent, Collateral Agent, Letter of Credit Issuer, Swingline Lender and Lender, Lead Arranger and Bookrunner, and ING Capital LLC and Newstar Financial, LLC, as Co-Documentation Agents, as amended or otherwise modified from time to time.

“Company Debt” means, without duplication, (a) all obligations (including the principal amount thereof and the amount of accrued and unpaid interest thereon) of the Company and any Subsidiary (other than intercompany indebtedness), whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, including the obligations pursuant to the Company Credit Agreement and the Company Notes (any such obligations described in clause (a), the “Company Funded Debt”), (b) all deferred indebtedness of the Company and any Subsidiary for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (c) all obligations of the Company and any Subsidiary to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a Liability on the face of a balance sheet prepared in accordance with GAAP, (d) all outstanding reimbursement obligations of the Company and any Subsidiary with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company and any Subsidiary, (e) all obligations of the Company and any Subsidiary under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (f) any purchase price adjustment or guaranteed or contingent earnout incurred in connection with an acquisition and (g) any guaranty by of any indebtedness of any Third Person of a type described in clauses (a) through (f) above.

“Company Employee Plans” means any scheme, plan, program, policy, practice, Contract or other arrangement (whether written or oral) providing for deferred compensation, profit sharing, bonus, severance, termination pay, time in lieu of pay, performance awards, stock or stock-related awards, fringe benefits, group or individual health, dental, medical, retiree medical, life insurance, short or long term disability insurance, accidental death and dismemberment insurance, survivor benefits, welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each employee benefit plan within the meaning of Section 3(3) of ERISA that is sponsored, maintained, contributed to or required to be contributed to, by the Company or any of the Subsidiaries, or pursuant to which the Company or any of the Subsidiaries has or may have any liability, contingent or otherwise, other than any such scheme, plan, program, policy, practice, Contract or other arrangement that is required pursuant to Applicable Law (a “Legally Required Plan”).

“Company Financial Information” means (a) the Company Financial Statements, which have been prepared in accordance with GAAP, except for the absence of footnotes and subject to normal year end adjustments, (b) such other information and data (including financial information and data) in respect of the Company and the Subsidiaries of the type that would be included in a bank information memorandum for a transaction of the type described in the Debt Commitment Letter and that is reasonably requested by Acquirer in connection with the Debt Financing in light of the type and form of information customarily provided by companies of a comparable size and in a comparable industry in transactions similar to the Debt Financing and (c) such supplements to the foregoing in clause (b) as may be necessary so that the foregoing information in clause (b) does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

“Company Indenture” means the indenture, dated as of May 22, 2015, among Batman Merger Sub, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee, as amended or supplemented from time to time.

“Company Intellectual Property” means any and all Company-Owned Intellectual Property Rights and any and all Company-Owned Technology.

“Company Notes” means the 8.375% unsecured senior notes due 2023 issued pursuant to the Company Indenture.

“Company Optionholders” means (a) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (b) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Common Stock.

“Company-Owned Intellectual Property Right” means any and all Intellectual Property Right that is owned or purported to be owned by the Company or any Subsidiary, including the Company Registered Intellectual Property.

“Company-Owned Technology” means any and all Technology for which the Intellectual Property Rights therein are owned or purported to be owned by the Company or any Subsidiary.

“Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary, all products or services currently under development by the Company or any Subsidiary and all products or services currently planned for development and commercial release by the Company or any Subsidiary.

“Company Registered Intellectual Property” means the Registered Intellectual Property, registered Internet domain names and registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company or any of the Subsidiaries and included in the Company Intellectual Property, but excluding any such item of Registered Intellectual Property that has been abandoned, lapsed or expired and is not capable of being revived.

“Company Restricted Stock” means each outstanding restricted share of Company Common Stock that is, at the time of determination, unvested or is subject to a substantial risk of forfeiture under any applicable restricted stock purchase agreement or other Contract with the Company.

“Company Securityholders” means, collectively, the Company Stockholders and the Company Optionholders.

“Company Stock Plan” means the Company’s Amended and Restated 2015 Equity Incentive Plan, as amended from time to time.

“Company Stockholders” means (a) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Common Stock outstanding as of such time and (b) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Common Stock outstanding as of immediately prior to the Effective Time.

“Compliant” means, with respect to the Company Financial Information, that (a) the Company Financial Information delivered pursuant to clause (b) of the definition of “Company Financial Information” does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, (b) the Company’s auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Company Financial Information, and (c) the Company has not been informed by such auditors that it is required to restate any audited or unaudited financial statements included in the Company Financial Information; provided that if any such restatement occurs, the Company Financial Information shall be deemed Compliant if and when such restatement has been completed and the relevant financial statements have been amended.

“Conflict Minerals” means (a) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo and (b) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

“Continuing Employees” means, collectively, (a) the Named Employees and (b) the other employees of the Company and the Subsidiaries, in each case who remain employees of the Surviving Corporation or the Subsidiaries immediately following the Effective Time.

“Contract” means any legally binding contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, purchase order or other agreement (in each case, whether written or oral).

“Converting Holders” means Company Stockholders (including Reinvestment Stockholders) (other than those Company Stockholders all of whose shares of Company Common Stock constitute Dissenting Shares) immediately prior to the Effective Time.

“Debt Financing Source Related Parties” means the Debt Financing Sources, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Designated Company Stockholders” means the Company Stockholders set forth on Schedule E of the Company Disclosure Letter and the Specified Employees.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL in connection with the Merger.

“DOL” means the United States Department of Labor.

“Employee” means any current, former, or retired employee, officer, manager, or director of the Company or any of the Subsidiaries.

“Employment Agreement” means each management, employment, termination, severance, consulting, relocation, repatriation, expatriation, or similar Contract between the Company, any of the Subsidiaries or any Affiliate and any Employee, consultant, contractor or advisor, other than at-will offer letters for which neither the Company nor any Subsidiary has any material liability or obligation beyond payment of compensation and benefits during the term of severance.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest or encumbrance of any nature.

“Equity Exchange Ratio” means the quotient of (a) the Per Share Merger Consideration divided by (b) the $17.30.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any of the Subsidiaries, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Environmental Law” means any Applicable Law relating to pollution, the protection of the environment, worker/occupational health and safety (with respect to exposures to Hazardous Materials), and emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, sale, use, treatment, storage, disposal, transport or handling of Hazardous Materials or any substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, noise or radiation, each as amended and as now in effect.

“Environmental Permit” means a material certification, approval, registration, consent, license, permit, grant, exemption, variance, order or other authorization issued or granted by a Governmental Entity pursuant to Environmental Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Options” means the Company Options (a) approved by the Company’s Compensation Committee on April 29, 2016 and granted with a per share exercise price equal to $16.20, (b) granted on any date after the Agreement Date or (c) held by a Person that is not a Continuing Employee.

“Executive Officer” means, with respect to any Person, any of the following executive officers: Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or General Counsel.

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Assumed Options or other direct or indirect rights to acquire shares of Company Common Stock, vested and unvested, that are issued and outstanding immediately prior to the Effective Time, (c) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Effective Time and (d) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to any rights (other than Company Options) to acquire shares of Company Common Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time. Notwithstanding anything to the contrary, the New Performance Stock Units, the New Restricted Stock Units, the Specified Unvested Company Shares and the Out-Of-The Money Options (and, in each case and to the extent applicable, any shares of Company Common Stock issued upon the exercise or settlement thereof) shall not be included in the definition of Fully-Diluted Company Common Stock.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Contract” means any Contract between, on the one hand, the Company or any of the Subsidiaries and, on the other hand: (a) any Governmental Entity, (b) any prime contractor to any other Governmental Entity or (c) any subcontractor with respect to any Contract described in clauses (a) or (b).

“Government Official” means (a) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any political party, political party official or candidate for political office, (c) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (d) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any government, any governmental, regulatory or administrative entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign, or any arbitrator.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Hazardous Material” means any chemical or substance that has been designated by a Governmental Entity to be “radioactive”, “toxic”, “hazardous”, or a “pollutant” or “contaminant” pursuant to an applicable Environmental Law, including PCB’s and petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (a) Intellectual Property Rights and (b) Technology.

“Intellectual Property Rights” means any or all statutory or common law rights in, to, or arising under the following, worldwide: (a) patents and patent applications and other rights in inventions and discoveries, (b) works of authorship, including copyrights, “moral” rights and mask work rights, (c) trade secrets and know how, (d) trademarks, trade names, logos and service marks, together with the goodwill of the Company or the Company’s business symbolized by or associated with any of the foregoing, (e) domain names, web addresses and social media identifiers, (f) any registrations or applications for registration for any of the foregoing, including any provisionals, divisions, continuations, continuations-in-part, renewals, reissuances, re-examinations and extensions (as applicable) and (g) analogous rights to those set forth above in Technology.

“IRS” means the United States Internal Revenue Service.

“knowledge” means with respect to the Company, the actual knowledge as of the date hereof of the individuals identified on Annex C after reasonable inquiry of their reasonably available files and direct reports.

“Law” means any applicable law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Litigation Claim” means any Legal Proceeding to which the Company or any Subsidiary is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company, any Subsidiary or any of their respective Employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) or any of the assets and properties of the Company or a Subsidiary.

“Lockbox Date” means April 30, 2016.

“Management Agreement” means Management Agreement, dated as of May 22, 2015, as amended from time to time, between Batman Holdings Inc., Batman Intermediate Holdings A, Inc., Batman Intermediate Holdings B, Inc., Blue Coat Holdings, Inc., Blue Coat Systems, Inc., Bain Capital Private Equity, LP (formerly Bain Capital Partners, LLC), and Bain Capital Private Equity (Europe), LLP (formerly Bain Capital Europe, LLP).

“Material Adverse Effect” means, with respect to any Person, any change, effect, event, violation, inaccuracy, state of facts or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and regardless of whether such Change constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of such Person or its subsidiaries, and taken together with all other Changes, that has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition, assets and liabilities (taken together) or results of operations of such Person and its subsidiaries, taken as a whole; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c) conditions (or changes in such conditions) in the industries in which the Company and the Subsidiaries conduct business;

(d) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(f) changes in Law or changes in GAAP or other accounting standards (or the interpretation thereof);

(g) the announcement of this Agreement or the pendency or consummation of the Transactions (provided that the provisions of this clause (g) shall not apply to the representations set forth in Section 2.3);

(h) any actions to which Acquirer has specifically approved, consented to or requested, or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement (other than compliance with Section 4.1 with respect to the obligation to operate in the ordinary course of business; provided that Acquirer and Merger Sub have complied with their obligation to not unreasonably withhold, condition or delay their consent as provided in Section 4.1) or the failure to take any action prohibited by this Agreement; and

(i) any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that, in each case, the underlying cause of such failure may be deemed to constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred unless such underlying cause is described in clauses (a) through (h) and would otherwise be excepted from this definition).

unless, in the cases of clauses (a) through (i) above, such Changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business, assets and liabilities (taken together) or results of operations of such Person and its subsidiaries, taken as a whole, relative generally to other participants in the industries in which such Person or any subsidiary conducts business.

“Merger Consideration” means $3,073,438,000, minus an amount in cash equal to Transaction Expenses, as finally determined and set forth in the Final Company Closing Transaction Expenses Certificate in accordance with Section 5.13(a) plus an amount in cash equal to the aggregate exercise price of all Company Options that are not Out-Of-The-Money Options as of immediately prior to the Effective Time.

“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by the NASDAQ Stock Market LLC or any successor thereto.

“New Performance Stock Units” means the performance stock units of the Company granted pursuant to Section 5.9(e) under the 2016 Equity Incentive Plan.

“New Restricted Stock Units” means the restricted stock units of the Company granted pursuant to Section 5.9(d) or in accordance with Schedule D of the Company Disclosure Letter under the 2016 Equity Incentive Plan.

“Online Tracking Data” means any information or data collected in relation to on-line activities that can reasonably be associated with a particular user or computer or other device.

“Option Exchange Ratio” means the quotient of (a) the Per Share Merger Consideration divided by (b) the Acquirer Stock Price.

“Order” means any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Entity (whether temporary, preliminary or permanent) that is binding on any Person or its property under Applicable Law.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, regulations, voting agreements, statutory books and registers, resolutions and similar documents, instruments or Contracts relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Per Share Merger Consideration” means (a) the Merger Consideration divided by (b) the Fully-Diluted Company Common Stock.

“Permitted Encumbrances” means any of the following: (a) Encumbrances for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Encumbrance incurred in the ordinary course of business that are not yet due or that are being contested in good faith and by appropriate proceedings and which are not, individually or in the aggregate, material, (c) leases, subleases and non-exclusive licenses (other than capital leases and leases underlying sale and leaseback transactions) incurred in the ordinary course of business, (d) Encumbrances imposed by Applicable Law (other than Tax Law) with respect to a liability which is not delinquent, (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice, (g) Encumbrances or other defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of the Subsidiaries, (h) statutory, common law or contractual liens to secure landlords, lessors or renters or Encumbrances imposed on the underlying fee interest in Company Real Property in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of the Subsidiaries, (i) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business, and the restrictions associated therewith to the extent not resulting from a breach by the Company or the Subsidiaries and (j) liens created by the collateral documents relating to the Company Credit Agreement.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means any and all information that can reasonably be associated with an individual natural person, including information that identifies or could be used to identify an individual natural person, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person, or is linked to any such data element that can reasonably be associated with an individual natural person).

“Prepayment Premium” means all premiums, penalties, breakage costs and change of control payments required to be paid or offered in respect of the Company Funded Debt on prepayment or redemption on or after the Closing Date as a result of the consummation of the Transactions in accordance with the terms of the Company Indenture and the Company Credit Agreement.

“Registered Intellectual Property” means Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Entity or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing, including (a) patents and patent applications (including provisional applications), (b) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (c) registered Internet domain names and (d) registered copyrights and applications for copyright registration.

“Registration Statement” means the Registration Statement on Form S-1 filed by the Company with the SEC on June 2, 2016.

“Release” shall have the same meaning as under the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9601(22).

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Sanctioned Country” means, at any time, a country or territory that is itself the subject or target of any Sanctions (including Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” means, at any time (a) any Person listed on the OFAC Specially Designated Nationals and Blocked Persons List, Commerce’s Denied Persons List or Entity List, and the State Department’s Debarred List or other similar lists maintained by applicable jurisdictions, (b) any Person located, organized or resident in a Sanctioned Country or (c) any Person owned 50% or more or otherwise controlled by any such Person or Persons described in clause (a) and (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government (including those administered by OFAC), the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Right” means, with respect to any Company Common Stock or Subsidiary Securities, any option, warrant, subscription right, call right, or other Contract requiring the issuance of such security, whether vested or unvested, or any other security convertible into or exchangeable for any such security. “Security Right” includes rights conferred by Applicable Law, the Company’s or any of the Subsidiaries’ Organizational Documents or by agreement.

“Shrink Wrap Code” means any generally commercially available software in executable code form (other than development tools and development environments) or generally commercially available hosted or software-as-a-service offering that is available for a cost of not more than U.S. $10,000 for a license for a single user’s access or $100,000 in the aggregate for all users’ access).

“Signing Date Transaction Documents” means the Transaction Documents that are contemplated by this Agreement to be executed and delivered by the parties thereto in connection with the execution of this Agreement.

“SL Investors” means the “SLP Purchasers” as defined in the Investment Agreement.

“Solvent” means, with respect to any Person, that (a) the fair saleable value (determined on a going concern basis) of the consolidated assets of such Person and its subsidiaries is, on the date of determination, greater than the total amount of consolidated Liabilities of such Person and its subsidiaries as of such date, (b) such Person and its subsidiaries, on a consolidated basis, are able to pay all Liabilities of such Person and its subsidiaries as such Liabilities mature and (c) such Person and its subsidiaries, on a consolidated basis, shall have adequate capital for conducting the business. For purposes of this definition, in computing the amount of Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing and known at such time, represents the amount that can reasonably be expected to become an actual and matured Liability.

“Specified Employee” means the individuals designated as “Specified Employees” in an email delivered by the Company to Ropes and Fenwick & West LLP at 8:29 am (Pacific time) on June 12, 2016.

“Specified Unvested Company Shares” means the Unvested Company Shares set forth on Schedule F of the Company Disclosure Letter.

“Stockholder Agreement” means the stockholder agreement in the form mutually agreed by the parties hereto based on the terms and provisions of the Support Agreement.

“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more subsidiaries or by one or more other subsidiaries (a) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Subsidiary” means any subsidiary of the Company.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, goods and services, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, escheat, premium, property (real, tangible or intangible), windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”).

“Tax Return” means all returns, declarations, reports, information statements, reports, relating to Taxes, including all schedules and attachments thereto, filed or required to be filed with a Governmental Entity and including all amendments thereof.

“Technology” means all tangible items related to, constituting, disclosing or embodying any or all of the following, including all versions thereof and all technology from which such items were derived, including (a) works of authorship, including all written, audio and visual materials and computer programs (whether in source code or in executable code form) and the related architecture and documentation, (b) inventions (whether or not patentable), discoveries and improvements, (c) proprietary and confidential information, trade secrets and know how, (d) databases, data compilations and collections, and customer and technical data, (e) methods and processes and (f) devices, prototypes, designs and schematics.

“Third Person” means any Person other than the Company or any of the Subsidiaries.

“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means, to the extent not paid prior to the Lockbox Date, without duplication, (a) all of the fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company or any of the Subsidiaries in connection with this Agreement and the Transactions, or discussions or other transactions similar to the Transactions, whether or not billed or paid prior to, at or after the Closing, including those payable to (i) legal counsel and accountants and (ii) brokers, finders, financial advisors, investment bankers or similar Persons taking into account any earn-outs, escrows or other contingencies, (b) all fees and expenses payable by the Company or any of the Subsidiaries in connection with the Merger and the termination of the Management Agreement, (c) all transaction bonuses, severance obligations, retention bonuses or change in control or other payments paid or payable by the Company to the Company’s or the Subsidiaries’ respective current or former directors, Employees, independent contractors and/or consultants as a result of or in connection with the Transactions (after giving effect to any applicable Offer Letter or Reinvestment Agreement and not including any such payments or bonuses paid or payable pursuant to any agreement between Acquirer and any such Person), (d) the cost of the Tail Insurance Coverage, (e) the Transfer Taxes payable by the Company under Section 1.7, (f) any fees, costs, expenses, payments and expenditures payable or paid to or on behalf of any Company Securityholder and their Affiliates by the Company (including (i) payments made under, or incurred by the Company or any of the Subsidiaries with respect to, the Management Agreement (other than Reimbursable Expenses (as defined in the Management Agreement)) and (ii) any dividends or repurchases described in Section 4.2(c)(i) or Section 4.2(c)(iv) and paid in breach of such sections) (all such fees, costs, expenses, payments and expenditures described in this clause (f), collectively, “Leakage”); provided that Leakage shall exclude any compensation or benefits, or reimbursement of reasonable costs or expenses, (I) paid or payable to an Employee (x) in the ordinary course of business consistent with past practices and for such Person’s services as an employee or (y) pursuant to agreements made available to Acquirer and Merger Sub prior to the Agreement Date, (II) Merger Consideration paid to or on behalf of the Company Securityholders hereunder and (III) paid pursuant to arms’ length commercial agreements in effect prior to the Agreement Date and entered into in the ordinary course of business and consistent with past practices (for the avoidance of doubt, excluding the Management Agreement other than with respect to Reimbursable Expenses as described in subclause (i) of this clause (f))) and (g) fees and expenses paid or payable to financial advisors, legal counsel, accountants, investment bankers, other professional advisors and potential underwriters in connection with the

Company’s contemplated initial public offering and related process, including preparing and filing the Registration Statement, or the termination thereof. For the avoidance of doubt, in no event shall any of the following be treated as a Transaction Expense: (i) any amount of Company Debt including any Prepayment Premium, (ii) any costs or expenses associate with the New Performance Stock Units or the New Restricted Stock Units or the adoption of the 2016 Equity Incentive Plan, (iii) any other fees incurred by Acquirer or Merger Sub or any of their Affiliates or Representatives or any amounts reimbursable to the Company pursuant to Section 5.16 or (iv) any fees of auditors in connection with performing annual or periodic audit services.

“Unvested Company Shares” means shares of Company Restricted Stock that are not vested under the terms of any Contract with the Company or subject to a substantial risk of forfeiture, in each case, after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time or otherwise in connection with, or as a result of, the consummation of the Transactions.

“Willful Breach” means an action or failure to act by one of the parties hereto that constitutes a material breach of this Agreement, and such action was taken or such failure occurred with such party’s knowledge or intention that such action or failure to act would be reasonably likely to constitute a material breach of this Agreement, and such breach (a) resulted in, or contributed to, the failure of any of the conditions set forth in Section 6.2(a), Section 6.3(a) or Section 6.3(d) to be satisfied or (b) resulted in, or contributed to, the Closing not being consummated (including the failure of the Acquirer to pay the Merger Consideration in accordance with Article I).

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“280G Stockholder Approval”	5.15	“Bylaws”	1.2(b)(ii)

“401(k) Plan”	1.2(b)(iv)	“Certificate of Incorporation”	1.2(b)(ii)

“Acquirer”	Preamble	“Certificate of Merger”	1.1(d)

“Acquirer Plans”	5.9(c)	“Change in Control Agreement”	2.17

“Acquirer Welfare Plan”	5.9(c)	“Certificates”	1.4(a)(i)

“Acquisition Engagement”	8.3	“Closing”	1.1(c)

“Affiliated Persons”	8.11	“Closing Date”	1.1(c)

“Agreement”	Preamble	“Commerce”	2.19(b)

“Agreement Date”	Preamble	“Company”	Preamble

“Amendment”	2.7(c)	“Company Authorizations”	2.29

“Antitrust Laws”	5.4(b)	“Company Balance Sheet”	2.7(a)

“Antitrust Required Action”	5.4(c)	“Company Disclosure Letter”	Article II

“Antitrust Restraint”	5.4(c)	“Company Financial Statements”	2.7(a)

“Assumed Option”	1.3(a)(ii)	“Company Indemnified Parties”	5.18(a)

“Board”	Recitals	“Company Proprietary Technology”	2.14(n)

“Board Recommendation”	5.1(a)	“Company Real Property”	2.12(a)

“Company Stockholder Approval”	2.2(a)	“Out-of-the-Money Option”	1.3(a)(iii)

“Confidentiality Agreement”	5.3(a)	“Paying Agent”	1.4(a)(ii)

“Consenting Stockholders”	Recitals	“Permitted Assignees”	1.4(b)

“Contaminants”	2.14(p)	“Permitted Issuances”	4.2(e)

“Debt Commitment Letter“	3.6(a)	“Confidential Communications”	8.3

“Debt Financing“	5.16(a)	“Recourse Theory”	8.11

“Debt Financing Sources“	3.6(a)	“Redemption”	5.16(c)

“Draft Delivery Date”	5.13(a)	“Reinvestment Agreements”	Recitals

“Effective Time”	1.1(d)	“Reinvestment Shares”	Recitals

“Enforceability Exceptions”	2.2(b)	“Reinvestment Stockholders”	Recitals

“Final Company Closing Transaction Expenses Certificate”	5.14(a)	“Repurchase Rights”	1.3(a)(iv)

“Final Spreadsheet”	5.14(b)	“Required Amount”	3.6(a)

“Form 8832 Documents”	5.14(c)	“Restricted Commitment Letter Amendments”	5.20

“In-Licenses”	2.14(f)	“Ropes”	8.3

“Investment Agreement”	Recitals	“Section 280G Payments”	5.15

“Large Customers”	2.28(a)	“Spreadsheet”	5.13(b)

“Large Resellers”	2.28(c)	“Standard Form Agreements”	2.14(e)

“Large Suppliers”	2.28(b)	“State Department”	2.19(b)

“Leases”	2.12(a)	“Stockholder Notice”	5.1(c)

“Letter of Transmittal”	1.4(a)(i)	“Subsidiary Securities”	2.5(b)(iii)

“Lockbox Period”	5.13(a)	“Support Agreement”	Recitals

“Material Contracts”	2.16(a)	“Surviving Corporation”	1.1(a)

“Merger”	Recitals	“Tail Insurance Coverage”	5.18(b)

“Merger Sub”	Preamble	“Termination Date”	7.1(b)

“Most Recent Balance Sheet Date”	2.7(a)	“Transactions”	Recitals

“Named Employee”	Recitals	“Transfer Taxes”	1.7

“New Litigation Claim”	5.6(a)	“Trustee”	5.16(c)

“Non-Competition Agreement”	Recitals	“Unvested Consideration”	1.3(a)(iv)

“Non-Parties”	8.11	“Updated Financial Statements”	5.17

“Noteholders”	1.4(b)(ii)	“WARN”	2.9(j)

“OFAC”	2.19(b)	“Written Consent”	Recitals

“Offer Letter”	Recitals

“Open Source Technology”	2.14(n)